Exhibit 99.2

Dated 24 September 2025

ASTROVALOS SHIPPING CORPORATION

GAVDOS SHIPPING CORPORATION
as joint and several Borrowers
and Hedge Guarantors

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Original Hedging Banks

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

as Mandated Lead Arranger

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

as Agent and Security Trustee

LOAN AGREEMENT

relating to
a term loan facility of up to $82,905,000 secured on two product tankers

Index

Clause Page

1	Interpretation	2
2	Loan Facility	25
3	Position of the Lenders	25
4	Drawdown	26
5	Interest	28
6	Interest Periods	29
7	Changes to the Calculation of Interest	30
8	Repayment and Prepayment	31
9	Conditions Precedent	35
10	Representations and Warranties	36
11	General Undertakings	40
12	Corporate Undertakings	46
13	Insurance	47
14	Ship covenants	54
15	Security Cover	59
16	Payments and Calculations	61
17	Application of Earnings	64
18	Application of Receipts	66
19	Events of Default	67
20	Fees and Expenses	73
21	Indemnities	74
22	No Set-off or Tax Deduction	76
23	Illegality, etc	79
24	Increased Costs	80
25	Set-off	81
26	Transfers and Changes in Lending Offices	82
27	Variations and Waivers by majority lenders	87
28	Notices	90
29	Supplemental	93
30	Confidentiality	94
31	Law and Jurisdiction	98
32	Bail-In	99
33	Joint and Several Liability	99
34	Guarantee and Indemnity – Hedge Guarantors	101

Schedules

Schedule 1 Lenders, Commitments and Hedging Banks	104
Part A Lenders	104
Part B Original Hedging Banks	104
Schedule 2 Requests	105
Part A Drawdown Notice	105
Part B Selection Notice	108
Schedule 3 Condition Precedent Documents	109
Part A Conditions Precedent to Loan Agreement	109
Part B Conditions Precedent to Release of Advances	111
Schedule 4 Transfer Certificate	113
Schedule 5 Timetables	117

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Schedule 6 Vessel Details	118
Schedule 7 Account Details	120
Schedule 8 Form of Attestation	121
Schedule 9 Form of Hedging Bank Accession Letter	122

Execution

Execution Pages	123

EUROPE/79618310v6

THIS AGREEMENT is made on 24 September 2025

Parties

(1) ASTROVALOS SHIPPING CORPORATION and GAVDOS SHIPPING CORPORATION, each a corporation incorporated and existing under the laws of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as joint and several Borrowers and Hedge Guarantors;

(2) THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 as Lenders;

(3) THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 as Original Hedging Banks;

(4) CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France, registered under the SIREN No. 304 187 701 of the Registre du Commerce et des Sociétés of Nanterre as Mandated Lead Arranger; and

(5) CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France, registered under the SIREN No. 304 187 701 of the Registre du Commerce et des Sociétés of Nanterre as Agent and Security Trustee.

Background

(A) The Lenders have agreed to make available to the Borrowers a secured term loan facility of up to $82,905,000 in aggregate in the following two Advances, for the purpose of refinancing the relevant Existing Indebtedness, secured on the Ships:

(i) Advance A in a principal amount not exceeding the lesser of (i) $40,790,000 and (ii) 65 per cent. of the Initial Market Value of Ship A; and

(ii) Advance B in a principal amount not exceeding the lesser of (i) $42,115,000 and (ii) 65 per cent. of the Initial Market Value of Ship B.

(B) The Lenders agree that the Hedging Banks may enter into interest rate swap transactions with each Borrower from time to time to hedge that Borrower's exposure under this Agreement to interest rate fluctuations.

(C) The Lenders and the Hedging Banks have agreed that the Hedging Banks will share in the security to be granted to the Security Trustee pursuant to this Agreement on a pari passu basis.

Operative Provisions

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1 Interpretation

1.1 Definitions

Subject to Clause 1.5 (General Interpretation), in this Agreement:

"Account" means each of the Earnings Accounts and the Retention Accounts and, in the plural, means all of them;

"Account Bank" means Crédit Agricole Corporate and Investment Bank, a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France, registered under the SIREN No. 304 187 701 of the Registre du Commerce et des Sociétés of Nanterre or any other bank or other financial institution acceptable to the Agent and the Borrowers;

"Account Pledge" means, in relation to each Account, a deed of pledge of that Account in such form as the Lenders may approve or require, and in the plural means all of them;

"Additional Hedging Bank" means a bank or financial institution which becomes a Hedging Bank in accordance with Clause 26.17 (Additional Hedging Banks);

"Advance" means Advance A or Advance B, and in the plural, means both of them;

"Advance A" means that part of the Loan made or to be made available to the Borrowers to refinance the relevant Existing Indebtedness in a principal amount not exceeding the lesser of (i) $40,790,000 and (ii) 65 per cent. of the Initial Market Value of Ship A;

"Advance B" means that part of the Loan made or to be made available to the Borrowers to refinance the relevant Existing Indebtedness in a principal amount not exceeding the lesser of (i) $42,115,000 and (ii) 65 per cent. of the Initial Market Value of Ship B;

"Agency and Trust Deed" means the agency and trust deed dated the same date as this Agreement and made between the same parties;

"Agent" means Crédit Agricole Corporate and Investment Bank, a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France, registered under the SIREN No. 304 187 701 of the Registre du Commerce et des Sociétés of Nanterre or any successor of it appointed under clause 5 (appointment of new servicing bank) of the Agency and Trust Deed;

"Annex VI" means Annex VI of the Protocol of 1997 to amend the International Convention for the Prevention of Pollution from Ships 1973 (Marpol), as modified by the Protocol of 1978 relating thereto;

"Applicable Person" has the meaning given in Clause 29.4 (Waiver of Banking Secrecy);

"Approved Broker" means any of Arrow Sale & Purchase (UK) Limited, Barry Rogliano Salles, Braemar ACM Valuations Limited, Clarkson Valuations Limited, E.A. Gibson Shipbrokers Ltd., Fearnleys AS, Simpson Spence & Young Ltd., Howe Robinson Partners, MB Shipbrokers and Affinity (Shipping) LLP (to include, in each case, their successors or assigns and such subsidiary or other company in the same corporate group through which valuations are commonly issued by each of these brokers), or such other first-class independent broker as the Borrowers and

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the Agent (acting on the instructions of the Majority Lenders) may agree in writing from time to time;

"Approved Flag" means, in relation to a Ship, the flag of the Marshall Islands, the flag of Liberia, the flag of Panama, the flag of Malta, the flag of Cyprus or such other flag as the Agent (acting on the instructions of the Majority Lenders) may approve as the flag on which that Ship is or, as the case may be, shall be registered;

"Approved Flag State" means, in relation to a Ship, the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, the Republic of Malta, the Republic of Cyprus or any other country in which the Agent (acting on the instructions of the Majority Lenders) may approve that that Ship is or, as the case may be, shall be registered;

"Approved Manager" means:

(a) in respect of the management of each Ship, Navios Shipmanagement Inc., a corporation domesticated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or any other company or sub-manager which the Agent may approve from time to time as the manager of any Ship (such approval shall be considered granted in respect of an affiliate or subsidiary of Navios Shipmanagement Holdings); and

(b) in respect of the technical management of each Ship, Navios Tankers Management Inc., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Approved Manager's Undertaking" means, in relation to a Ship, a letter of undertaking including, without limitation, an assignment of an Approved Manager's rights, title and interest in the Insurances of the relevant Ship executed or to be executed by an Approved Manager in favour of the Agent and the Security Trustee agreeing certain matters in relation to an Approved Manager serving as the manager of that Ship and subordinating the rights of an Approved Manager against that Ship and that Borrower to the rights of the Creditor Parties under the Finance Documents, in such form as the Agent and the Security Trustee, with the authorisation of the Lenders, may approve or require and, in the plural, means all of them;

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"Availability Period" means the period commencing on the date of this Agreement and ending on:

(a) 30 November 2025 (or such later date as the Agent may, acting on the instructions of the Lenders, agree with the Borrowers); or

(b) if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;

"Bail-In Action" means the exercise of any Write-down and Conversion Powers;

"Bail-In Legislation" means:

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(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c) in relation to the United Kingdom, the UK Bail-In Legislation;

"Bill of Sale" means, in relation to a Ship, the bill of sale executed or, as the case may be, to be executed by the relevant Existing Owner as seller transferring title of ownership in that Ship to the relevant Borrower;

"Break Costs" means the amount (if any) by which:

(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or an Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period exceeds

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

"Basel III" means:

(a) the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b) the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c) any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III";

"Borrower" means each of Borrower A and Borrower B, and, in the plural, means both of them;

"Borrower A" means Astrovalos Shipping Corporation, a corporation incorporated and existing under the laws of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

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"Borrower B" means Gavdos Shipping Corporation, a corporation incorporated and existing under the laws of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Paris, Athens and New York and (in relation to the fixing of an interest rate) a day which is a US Government Securities Business Day;

"Change of Control" means if:

(a) the Designated Unitholder ceases to be the ultimate beneficial owner(s) of, or to have ultimate control of, the voting rights attaching to more than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Corporate Guarantor; or

(b) the Designated Unitholder ceases to be the owner of, or to have ultimate control of, the voting rights attaching to all the issued shares in the general partner of the Corporate Guarantor, which is currently Olympos Maritime Ltd; or

(c) Mrs. Angeliki Frangou ceases to act as chairwoman or chief executive officer of the Corporate Guarantor and/or Olympos Maritime Ltd ceases to be the general partner of the Corporate Guarantor; or

(d) any person or group of persons (other than the Designated Unitholder) acting in concert, becomes the holder, directly or indirectly, of 50% or more of the beneficially issued units of the Corporate Guarantor entitled to vote for members of the board of directors or equivalent governing body of the Corporate Guarantor on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right), and for the purpose of paragraph (d) above "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition, directly or indirectly, of units in the Corporate Guarantor by any of them, either directly or indirectly, to obtain or consolidate the holding of beneficially owned units of the Corporate Guarantor;

"Charterparty" means, in relation to a Ship, any charterparty in respect of that Ship (including, without limitation, an Existing Charter) of a duration exceeding or capable of exceeding 12 months, made on terms and with a charterer acceptable in all respects to the Lenders;

"Charterparty Assignment" means, in relation to a Ship, the deed of assignment of any Charterparty relating to that Ship in favour of the Security Trustee, in such form as the Lenders may approve or require;

"Classification Society" means a member of the IACS or any other classification society approved in writing by the Agent acting with the authorisation of the Majority Lenders (such approval not to be unreasonably withheld);

"Code" means the United States Internal Revenue Code of 1986;

"Commitment" means, in relation to a Lender, the amount set opposite its name in Schedule 1 (Lenders, Commitments and Hedging Banks) or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or

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terminated in accordance with this Agreement (and "Total Commitments" means the aggregate of the Commitments of all the Lenders);

"Confidential Information" means all information relating to the Borrowers, any Security Party, the Group, the Finance Documents or the Loan of which a Creditor Party becomes aware in its capacity as, or for the purpose of becoming, a Creditor Party or which is received by a Creditor Party in relation to, or for the purpose of becoming a Creditor Party under, the Finance Documents or the Loan from either:

(a) any member of the Group or any of its advisers; or

(b) another Creditor Party, if the information was obtained by that Creditor Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information, but excludes:

(i) information that:

(A) is or becomes public information other than as a direct or indirect result of any breach by that Creditor Party of Clause 30 (Confidentiality); or

(B) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C) is known by that Creditor Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Creditor Party after that date, from a source which is, as far as that Creditor Party is aware, unconnected with the Group and which, in either case, as far as that Creditor Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii) any Funding Rate;

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Borrowers and the Agent;

"Confirmation" has the meaning given to it in the relevant Master Agreement;

"Contractual Currency" has the meaning given in Clause 21.4 (Currency indemnity);

"Contribution" means, in relation to a Lender, the part of the Loan which is owing to that Lender;

"Corporate Guarantee" means the guarantee given or to be given by the Corporate Guarantor in favour of the Security Trustee, guaranteeing the obligations of the Borrowers under this Agreement and the other Finance Documents, in such form as the Lenders may approve or require;

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"Corporate Guarantor" means Navios Maritime Partners L.P., a limited partnership formed and existing under the laws of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, listed on the New York Stock Exchange;

"CRD IV" means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2003/87/EC and repealing Directive 2006/48/EC and 2006/29/EC;

"Creditor Party" means the Agent, the Security Trustee, any Lender or any Hedging Bank, whether as at the date of this Agreement or at any later time;

"CRR" means Regulation (EU) No. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012;

"Deed of Release" means, in relation to each Ship, a deed releasing, amongst others, the relevant Borrower as borrower from its obligations under the relevant Existing Facility Agreement and the relevant Existing Security;

"Designated Unitholder" means Mrs. Angeliki Frangou, her direct descendants and their lineal descendants, either directly or indirectly, (through entities owned and controlled by her or any of their affiliates or trusts or foundations established or that may be established of which she is a beneficiary or her direct descendants or their lineal descendants are a beneficiary) being the ultimate beneficial owner(s) of, or having ultimate control of, the voting rights attaching to more than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Corporate Guarantor, and in the plural means all of them;

"Dollars" and "$" means the lawful currency for the time being of the United States of America;

"Drawdown Date" means the date requested by the Borrowers for the Loan to be made, or (as the context requires) the date on which the Loan is actually made;

"Drawdown Notice" means a notice in the form set out in Part A of Schedule 2 (Requests) (or in any other form which the Agent approves or reasonably requires);

"Early Termination Date" has the meaning given to it in a Master Agreement;

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrower owning that Ship or the Security Trustee and which arise out of the use or operation of that Ship including (but not limited to):

(a) all freight, hire and passage moneys, compensation payable to that Borrower or the Security Trustee in the event of requisition of the Ship owned by that Borrower for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(b) all moneys which are at any time payable under any Insurances in respect of loss of earnings; and

(c) if and whenever that Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that

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proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship;

"Earnings Account" means, in relation to a Ship, an account in the name of the Borrower owning that Ship with the Account Bank as per Schedule 7 (Account Details), or any other account (with that or another office of the Account Bank) which replaces that Earnings Account and is designated by the Agent in writing as the Earnings Account in respect of that Ship for the purposes of this Agreement, and, in the plural, means both of them;

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway;

"Environmental Claim" means:

(a) any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b) any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means, in relation to a Ship:

(a) any release of Environmentally Sensitive Material from that Ship; or

(b) any incident in which Environmentally Sensitive Material is released from a vessel other than that Ship and which involves a collision between that Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which that Ship is actually or potentially liable to be arrested, attached, detained and/or injuncted and/or that Ship and/or the Borrower which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c) any other incident in which Environmentally Sensitive Material is released otherwise than from that Ship and in connection with which that Ship is actually or potentially liable to be arrested and/or where the Borrower which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"Environmental Law" means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

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"EU Bail-In Legislation Schedule" means the document described as such and published by the LMA from time to time;

"Event of Default" means any of the events or circumstances described in Clause 19.1 (Events of Default);

"Existing Bareboat Charter" means Existing Bareboat Charter A or Existing Bareboat Charter B;

"Existing Bareboat Charter A" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Bareboat Charter B" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Charter" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Charterer" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Indebtedness" means:

(a) in relation to Existing Bareboat Charter A, at any date, the outstanding Financial Indebtedness of Borrower A, on that date under Existing Bareboat Charter A; and

(b) in relation to Existing Bareboat Charter B, at any date, the outstanding Financial Indebtedness of Borrower B, on that date under Existing Bareboat Charter B;

"Existing Owner" means Existing Owner A or Existing Owner B and, in the plural, means both of them;

"Existing Owner A" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Owner B" has the meaning given to that term in Schedule 6 (Vessel Details);

"Existing Security Interest" means, any Security Interest created to secure any Existing Indebtedness;

"Facility" means the term loan facility made available under this Agreement as described in Clause 2 (Loan Facility);

"FATCA" means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

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"FATCA Deduction" means a deduction or withholding from a payment under any Finance Document required by or under FATCA;

"FATCA Exempt Party" means a party to a Finance Document that is entitled to receive payments free from any FATCA Deduction;

"FATCA FFI" means a foreign financial institution as defined in section 1471 (d)(4) of the Code which, if any Creditor Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction;

"Fee Letter" means any letter or letters dated on or about the date of this Agreement setting out any of the fees payable by the Borrowers pursuant to this Agreement;

"Final Maturity Date" means, in respect of each Advance, the earlier of (i) the date falling 84 months from the Drawdown Date and (ii) 30 November 2032;

"Finance Documents" means:

(a) this Agreement;

(b) the Master Agreements;

(c) the Agency and Trust Deed;

(d) any Fee Letter;

(e) the Master Agreement Security Deeds;

(f) the Corporate Guarantee;

(g) the General Assignments;

(h) the Mortgages;

(i) the Account Pledges;

(j) the Charterparty Assignments;

(k) the Approved Manager's Undertakings;

(l) the Shares Security Deeds; and

(m) any other document (whether creating a Security Interest or not) which is executed at any time by a Borrower, the Corporate Guarantor, a Shareholder, an Approved Manager or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders and/or a Hedging Bank under this Agreement or any of the other documents referred to in this definition;

"Financial Indebtedness" means, in relation to a person (the "debtor"), a liability of the debtor:

(a) for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

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(b) under any loan stock, bond, note or other security issued by the debtor;

(c) under any acceptance credit, guarantee or letter of credit facility or dematerialised equivalent made available to the debtor;

(d) under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e) under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;

"Funding Rate" means any individual rate notified by a Lender to the Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 7.3 (Cost of funds);

"General Assignment" means, in relation to a Ship, a general assignment of the Earnings, the Insurances and any Requisition Compensation, in such form as the Lenders may approve or require and, in the plural, means both of them;

"Group" means together, the Corporate Guarantor and its wholly-owned subsidiaries (direct or indirect) including, but not limited to, the Borrowers and the Shareholders from time to time during the Security Period and "member of the Group" shall be construed accordingly;

"Hedge Exposure" means, as at any relevant date, the amount certified by a Hedging Bank to the Agent to be the aggregate net amount in dollars which would be payable by the relevant Borrower to any Hedging Bank under (and calculated in accordance with Section 6(e)(ii)(1) (Payments on Early Termination) the relevant Master Agreement if an Early Termination Date had occurred on the relevant date in relation to all continuing Transactions;

"Hedge Guarantor" means each Borrower in its capacity as a hedge guarantor and, in the plural, means all of them;

"Hedging Bank" means:

(a) any Original Hedging Bank;

(b) any Additional Hedging Bank; or

(c) any New Hedging Bank,

which in each case has not ceased to be a Party in accordance with the terms of this Agreement;

"Hedging Bank Accession Letter" means a document substantially in the form set out in Schedule 9 (Form of Hedging Bank Accession Letter);

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"Historic Term SOFR" means, in relation to the Loan or any part of the Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan and which is as of a day which is no more than three US Government Securities Business Days before the Quotation Day;

"IACS" means the International Association of Classification Societies;

"Initial Market Value" means, in relation to a Ship, the Market Value thereof determined by taking the valuation of that Ship referred to in paragraph 8 of Schedule 3 (Condition Precedent Documents), Part B;

"Insurances" means, in relation to a Ship:

(a) all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, which are effected in respect of that Ship, the Earnings or otherwise in relation to it whether before, on or after the date of this Agreement; and

(b) all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement;

"Interest Payment Date" has the meaning given to it in paragraph (a) of Clause 5.2 (Payment of interest);

"Interest Period" means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 6 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 5.3 (Default interest);

"Interpolated Historic Term SOFR" means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Loan or that part of the Loan; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of the Loan or that part of the Loan, the most recent SOFR for a day which is no more than five US Government Securities Business Days (and no less than two US Government Securities Business Days) before the Quotation Day; and

(b) the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan;

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"Interpolated Term SOFR" means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either

(i) the applicable Term SOFR (as of the Specified Time) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Loan or that part of the Loan; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of the Loan or that part of the Loan, SOFR for the day which is two US Government Securities Business Days before the Quotation Day; and

(b) the applicable Term SOFR (as of the Specified Time) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan;

"ISM Code" means, in relation to its application to the Borrowers, the Ships and their operation:

(a) 'The International Management Code for the Safe Operation of Ships and for Pollution Prevention', currently known or referred to as the 'ISM Code', adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 November 1993 and incorporated on 19 May 1994 into chapter IX of the International Convention for the Safety of Life at Sea 1974 (SOLAS 1974); and

(b) all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including without limitation, the 'Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations' produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 November 1995, as the same may be amended, supplemented or replaced from time to time;

"ISM Code Documentation" includes, in relation to a Ship:

(a) the document of compliance (DOC) and safety management certificate (SMC) issued pursuant to the ISM Code within the periods specified by the ISM Code; and

(b) all other documents and data which are relevant to the ISM SMS and its implementation and verification which the Agent may require; and

(c) any other documents which are prepared or which are otherwise relevant to establish and maintain that Ship's or that Borrower's compliance with the ISM Code which the Agent may require;

"ISM SMS" means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

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"ISPS Code" means the International Ship and Port Facility Security Code constituted pursuant to resolution A.924 (22) of the International Maritime Organisation ("IMO") adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) to take effect on 1 July 2004;

"ISSC" means a valid and current International Ship Security Certificate issued under the ISPS Code;

"Lender" means, subject to Clause 26.6 (Lender re-organisation; waiver of Transfer Certificate):

(a) a bank or financial institution listed in Schedule 1 (Lenders, Commitments and Hedging Banks) and acting through its branch or office indicated in Schedule 1 (Lenders, Commitments and Hedging Banks) (or through another branch notified to the Borrowers under Clause 26.14 (Change of lending office)) unless it has delivered a Transfer Certificate or Certificates covering the entire amounts of its Commitment and its Contribution; and

(b) the holder for the time being of a Transfer Certificate;

"LMA" means the Loan Market Association or any successor organisation;

"Loan" means the loan made or, as the case may be, to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan" means an Advance, a part of an Advance or any part of the Loan as the context may require;

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $500,000 or the equivalent in any other currency;

"Majority Lenders" means:

(a) before the Loan has been made, Lenders whose Commitments total 66.67 per cent. of the Total Commitments; and

(b) after the Loan has been made, Lenders whose Contributions total 66.67 per cent. of the Loan;

"Mandated Lead Arranger" means Crédit Agricole Corporate and Investment Bank, a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France, registered under the SIREN No. 304 187 701 of the Registre du Commerce et des Sociétés of Nanterre;

"Margin" means 1.50 per cent. per annum;

"Market Value" means the market value of the Ship determined from time to time in accordance with Clause 15.4 (Valuation of Ship);

"Master Agreement" means a master agreement (on the 2002 ISDA (Multicurrency - Crossborder) form) made between a Hedging Bank and a Borrower and includes all Transactions from time to time entered into and Confirmations from time to time exchanged

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under such master agreement, in such form as the Lenders may approve or require and, in the plural, means all of them;

"Master Agreement Security Deed" means, in relation to a Borrower, a master agreement security creating a Security Interest over that Borrower's rights and interests in any Master Agreement, in such form as the Lenders may approve or require and, in the plural, means all of them;

"Minimum Liquidity" has the meaning given in Clause 11.19 (Minimum Liquidity);

"Mortgage" means, in relation to a Ship, the first preferred or, as the case may be, priority ship mortgage and, if applicable, deed of covenant collateral thereto on that Ship, executed by the Borrower which is the owner thereof in favour of the Security Trustee or (as the case may be) the Lenders, in such form as the Lenders may approve or require and in the plural means both of them;

"Navios Shipmanagement Holdings" means Navios Shipmanagement Holdings Corporation, a corporation incorporated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"New Hedging Bank" means a bank or financial institution which becomes a Hedging Bank in accordance with Clause 26.18 (Change of Hedging Bank);

"Notifying Lender" has the meaning given in Clause 23.1 (Illegality) or Clause 24.2 (Increased cost claims) as the context requires;

"Original Hedging Bank" means a bank or financial institution listed in Schedule 1 (Lenders, Commitments and Hedging Banks) and acting through its branch indicated in Schedule 1 (Lenders, Commitments and Hedging Banks) (or through another branch notified to the Agent under Clause 26.14 (Change of lending office)) or its transferee, successor or assign from time to time;

"Party" means a party to this Agreement;

"Payment Currency" has the meaning given in Clause 21.4 (Currency indemnity);

"Permitted Security Interests" means:

(a) Security Interests created by the Finance Documents;

(b) at any time prior to the Release Date, any Existing Security Interest;

(c) liens for unpaid crew's wages in accordance with usual maritime practice;

(d) liens for salvage;

(e) liens arising by operation of law for not more than 2 months' prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(f) liens for master's disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 45 days overdue (unless the overdue amount is being contested by the

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relevant Borrower in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to paragraph (g) of Clause 14.13 (Restrictions on chartering, appointment of managers etc.);

(g) any Security Interest created in favour of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the relevant Borrower is prosecuting or defending such action in good faith by appropriate steps; and

(h) Security Interests arising by operation of law in respect of taxes which are not overdue for payment other than taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

"Person" has the meaning given to it in Clause 10.18 (Sanctions);

"Pertinent Jurisdiction", in relation to a company, means:

(a) England and Wales;

(b) the country under the laws of which the company is incorporated or formed;

(c) a country in which the company's central management and control is or has recently been exercised;

(d) a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e) a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f) a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c) above;

"Purchase Price" means, in relation to a Ship, the total purchase price payable for that Ship under the relevant Bill of Sale;

"Poseidon Principles" means the financial industry framework for assessing and disclosing the climate alignment of ship finance portfolios published in June 2019 as the same may be amended or replaced to reflect changes in applicable law or regulation or the introduction of or changes to mandatory requirements of the International Maritime Organisation from time to time;

"Potential Event of Default" means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period unless market practice differs in the relevant syndicated loan market in which case the

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Quotation Day will be determined by the Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

"Reference Rate" means, in relation to the Loan or any part of the Loan:

(a) the applicable Term SOFR as of the Specified Time and for a period equal in length to the Interest Period of the Loan or that part of the Loan; or

(b) as otherwise determined pursuant to Clause 7.1 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Reference Rate shall be deemed to be zero;

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an affiliate of the investment manager or investment adviser of the first fund;

"Release Date" means the date on which the relevant Advance is to be released in accordance with the instructions contained in the Drawdown Notice and/or release letter to be addressed to the bank of the Existing Owners pursuant to the terms of the conditional payment instruction (MT103/MT199);

"Relevant Person" has the meaning given in Clause 19.9 (Relevant Persons);

"Relevant Market" means the market for overnight cash borrowing collateralised by US Government Securities;

"Repayment Date" means a date on which a repayment is required to be made under Clause 8 (Repayment and Prepayment);

"Repayment Instalment" has the meaning given to it in Clause 8.1 (Amount of repayment instalments);

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian;

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers;

"Requisition Compensation" includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of "Total Loss";

"Retention Account" means, in relation to a Borrower, an account in the name of that Borrower with the Account Bank as per Schedule 7 (Account Details), or any other account (with that or another office of the Account Bank) which replaces that Retention Account and is designated by the Agent as the Retention Account for the purposes of this Agreement, and, in the plural, means both of them;

"Russian Oil Products" has the meaning given to it in Clause 14.19 (Russian Price Cap Framework Undertaking);

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"Russian Price Cap Framework" has the meaning given to it in Clause 14.19 (Russian Price Cap Framework Undertaking);

"Sanctioned Person" has the meaning given to it in Clause 10.18 (Sanctions);

"Sanctioned Country" has the meaning given to it in Clause 10.18 (Sanctions);

"Sanctions" means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC), the U.S. Department of State, the United Nations Security Council and/or the European Union and/or, if applicable to any Borrower or Creditor Party, any of its member states and/or His Majesty's Treasury and/or the Direction Générale du Trésor of the French Republic or other relevant sanctions authority;

"Secured Liabilities" means all liabilities which the Borrowers, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or by virtue of the Finance Documents or any judgment relating to the Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

"Security Cover Ratio" means, at any relevant time, the aggregate of:

(a) the aggregate of the Market Value of the Ships; plus

(b) the net realisable value of any additional security provided at that time under Clause 15 (Security Cover),

expressed as a percentage of the Loan;

"Security Interest" means:

(a) a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind; and

(b) the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken;

"Security Party" means the Corporate Guarantor, a Hedge Guarantor, an Approved Manager, a Shareholder and any other person (except a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the final paragraph of the definition of "Finance Documents";

"Security Period" means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrowers, the Security Parties and the other Creditor Parties that:

(a) all amounts which have become due for payment by a Borrower or any Security Party under the Finance Documents have been paid;

(b) no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

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(c) no Borrower nor any Security Party has any future or contingent liability under Clause 20 (Fees and Expenses), 21 (Indemnities) or 22 (No Set-off or Tax Deduction) below or any other provision of this Agreement or another Finance Document; and

(d) the Agent, the Security Trustee and the Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of a Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

"Security Trustee" means Crédit Agricole Corporate and Investment Bank, a sociéte anonyme incorporated under the laws of France acting through its office at 12 place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France or any successor of it appointed under clause 5 (appointment of new servicing bank) of the Agency and Trust Deed;

"Selection Notice" means a notice substantially in the form set out in Part B of Schedule 2 (Requests) given in accordance with Clause 6 (Interest Periods);

"Shareholder" means, in relation to each Borrower, Aegean Sea Maritime Holdings Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Shares Security Deed" means, in respect of all the issued shares in each Borrower, a pledge of such shares executed or to be executed by the Shareholder in favour of the Security Trustee, in such form as the Lenders may approve or require;

"Ship" means each of Ship A and Ship B, and, in the plural, means both of them;

"Ship A" has the meaning given to that term in Schedule 6 (Vessel Details);

"Ship B" has the meaning given to that term in Schedule 6 (Vessel Details);

"SOFR" means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate);

"Specified Time" means a day or time determined in accordance with Schedule 5 (Timetables);

"Statement of Compliance" means a Statement of Compliance related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI;

"Term SOFR" means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate);

"Total Loss" means, in relation to a Ship:

(a) actual, constructive, compromised, agreed or arranged total loss of that Ship;

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(b) any expropriation, confiscation, requisition or acquisition of a Ship whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension unless a Ship is within 30 days redelivered to the full control of the Borrower owning that Ship;

(c) any condemnation of that Ship by any tribunal or by any person or person claiming to be a tribunal; and

(d) any capture, seizure or confiscation of that Ship (including any hijacking or theft) unless it is within the Relevant Period redelivered to the full control of the Borrower owning that Ship.

In this definition "Relevant Period" means in the case of piracy or capture, seizure or confiscation of a Ship (including any hijacking or theft) 90 days Provided that if the relevant underwriters confirm to the Agent in writing prior to the end of the 90-day period referred to in (i) above that the relevant Ship is subject to an approved piracy insurance cover, the earlier of 12 months after the date on which that Ship is captured by pirates and the date on which the piracy insurance cover expires;

"Total Loss Date" means, in relation to a Ship:

(a) in the case of an actual loss, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b) in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i) the date on which a notice of abandonment is given to the insurers; and

(ii) the date of any compromise, arrangement or agreement made by or on behalf of the Borrower owning that Ship, with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and

(c) in the case of any other type of total loss, on the earlier of:

(i) the date at which a total loss is subsequently admitted by such insurers;

(ii) the date at which a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred, if such insurers do not immediately admit such claim; or

(iii) the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

"Transaction" has the meaning given to it in the relevant Master Agreement;

"Transfer Certificate" has the meaning given in Clause 26.2 (Transfer by a Lender);

"Trust Property" has the meaning given in clause 3.1 (definition of "Trust Property") of the Agency and Trust Deed;

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"UK Bail-In Legislation" means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

"Unpaid Sum" means any sum due and payable but unpaid by a Borrower or any Security Party under the Finance Documents;

"US" means the United States of America;

"US Government Securities Business Day" means any day other than:

(a) a Saturday or a Sunday; and

(b) a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities;

"US GAAP" means generally accepted international accounting principles as from time to time in effect in the United States of America;

"US Tax Obligor" means:

(a) a person which is resident for tax purposes in the United States of America; or

(b) a person some or all of whose payments under the Finance Documents are from sources within the United States for US federal income tax purposes; and

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or

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part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

1.2 Construction of certain terms

In this Agreement:

"approved" means, for the purposes of Clause 13 (Insurance), approved in writing by the Agent;

"asset" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

"company" includes any partnership, joint venture and unincorporated association;

"consent" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

"contingent liability" means a liability which is not certain to arise and/or the amount of which remains unascertained;

a Lender's "cost of funds" in relation to its participation in the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan;

"document" includes a deed; also a letter or fax;

"excess risks" means, in relation to a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of its insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

"law" includes any form of delegated legislation, any order or decree, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

"legal or administrative action" means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

"liability" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

"months" shall be construed in accordance with Clause 1.3 (Meaning of "month");

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"obligatory insurances" means, in relation to a Ship, all insurances effected, or which the Borrower owning that Ship, is obliged to effect, under Clause 13 (Insurance) or any other provision of this Agreement or another Finance Document;

"parent company" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"person" includes any individual, any entity, any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

"policy", in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association, which is a member of the International Group of P&I Clubs, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"regulation" includes any regulation, rule, official directive, request or guideline (either having the force of law or compliance with which is reasonable in the ordinary course of business of the party concerned) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self‑regulatory or other authority or organisation;

"subsidiary" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"successor" includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person's rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

"tax" includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine;

"war risks" includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses (1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision; and

"which is continuing" or "is continuing", a Potential Event of Default is continuing if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

1.3 Meaning of "month"

"month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

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(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last month of any period within which month an Interest Payment Date falls.

1.4 Meaning of "subsidiary"

A company (S) is a subsidiary of another company (P) if:

(a) a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b) P has direct or indirect control over a majority of the voting rights attached to the issued shares of S;

and any company of which S is a subsidiary is a parent company of S Provided that there shall be excluded from this definition any subsidiaries which are listed on a public stock exchange.

1.5 General Interpretation

(a) In this Agreement:

(i) references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(ii) references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise; and

(iii) words denoting the singular number shall include the plural and vice versa.

(b) Clauses 1.1 (Definitions) to 1.4 (Meaning of "subsidiary") and paragraph (a) of this Clause 1.5 (General Interpretation) apply unless the contrary intention appears.

(c) References in Clause 1.1 (Definitions) to a document being in the form of a particular Appendix include references to that form with any modifications to that form which the Agent (with the authorisation of the Lenders in the case of substantial modifications) approves or requires.

(d) The clause headings shall not affect the interpretation of this Agreement.

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2 Loan Facility

2.1 Amount of loan facility

Subject to the other provisions of this Agreement, the Lenders shall make a term loan facility in an aggregate amount not exceeding the Total Commitments.

2.2 Lenders' participations in Loan

(a) Subject to the other provisions of this Agreement, each Lender shall participate in the Loan in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

(b) The Agent shall notify each Lender of the amount of its Commitment and the amount of its participation in the Loan by the Specified Time.

2.3 Purpose of Loan

The Borrowers undertake with each Creditor Party to use the Loan only for the purpose stated in the preamble to this Agreement.

3 Position of the Lenders

3.1 Interests of Lenders and Hedging Banks several

The rights of the Creditor Parties under this Agreement and any Master Agreement are several; accordingly:

(a) each Lender shall be entitled to sue for any amount which has become due and payable by the Borrowers to it under this Agreement without joining the Security Trustee or any other Creditor Party as additional parties in the proceedings, save that the Security Interests created by any of the Finance Documents may only be enforced in accordance with Clause 19.2 (Actions following an Event of Default); and

(b) each Hedging Bank shall be entitled to sue for any amount which has become due and payable by a Borrower to it under the Master Agreement to which it is a party, without joining the Agent, the Security Trustee and any other Lender as additional parties in the proceedings.

3.2 Proceedings by individual Creditor Party

However, without the prior consent of the Lenders, no Creditor Party may bring proceedings in respect of:

(a) any other liability or obligation of any Borrower or a Security Party under or connected with a Finance Document; or

(b) any misrepresentation or breach of warranty by any Borrower or a Security Party in or connected with a Finance Document.

3.3 Obligations of Creditor Parties several

The obligations of the Lenders and the Hedging Banks under this Agreement and of a Hedging Bank under a Master Agreement are several; and a failure of a Lender to perform its obligations under this Agreement or a Hedging Bank under a Master Agreement shall not result in:

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(a) the obligations of the other Lenders or (as the case may be) a Hedging Bank being increased; nor

(b) a Borrower, any Security Party or any other Lender or a Hedging Bank being discharged (in whole or in part) from its obligations under any Finance Documents,

and in no circumstances shall a Lender have any responsibility for a failure of another Lender or another Hedging Bank to perform its obligations under this Agreement.

3.4 Parties bound by certain actions of Lenders

Every Lender, every Hedging Bank, each Borrower and each Security Party shall be bound by:

(a) any determination made, or action taken, by the Lenders under any provision of a Finance Document;

(b) any instruction or authorisation given by the Lenders to the Agent or the Security Trustee under or in connection with any Finance Document; and

(c) any action taken (or in good faith purportedly taken) by the Agent or the Security Trustee in accordance with such an instruction or authorisation.

3.5 Reliance on action of Agent

However, each Borrower and each Security Party:

(a) shall be entitled to assume that the Lenders have duly given any instruction or authorisation which, under any provision of a Finance Document, is required in relation to any action which the Agent has taken or is about to take; and

(b) shall not be entitled to require any evidence that such an instruction or authorisation has been given.

3.6 Construction

In Clauses 3.4 (Parties bound by certain actions of Lenders) and 3.5 (Reliance on action of Agent) references to action taken include (without limitation) the granting of any waiver or consent, an approval of any document and an agreement to any matter.

4 Drawdown

4.1 Request for advance of Loan

(a) Subject to the following conditions, the Borrowers may request the Advances to be advanced by ensuring that the Agent receives a completed Drawdown Notice not later than the Specified Time (or such other shorter period as the Lenders may agree).

(b) The Borrowers may not deliver more than one Drawdown Notice.

4.2 Availability

The conditions referred to in Clause 4.1 (Request for advance of Loan) are that:

(a) the Drawdown Date has to be a Business Day during the Availability Period;

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(b) the amount of each Advance shall not exceed:

(i) in respect of Advance A, the lower of (i) $40,790,000 and (ii) 65 per cent. of the Initial Market Value of Ship A; and

(ii) in respect of Advance B, the lower of (i) $42,115,000 and (ii) 65 per cent. of the Initial Market Value of Ship B;

(c) both Advances shall be drawn simultaneously; and

(d) the amount of the Loan shall not exceed the Total Commitments.

4.3 Notification to Lenders of receipt of a Drawdown Notice

The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a) the amount of each Advance and the Drawdown Date;

(b) the amount of that Lender's participation in each Advance; and

(c) the duration of the first Interest Period in respect of each Advance.

4.4 Drawdown Notice irrevocable

A Drawdown Notice must be signed by an officer or other authorised person of each Borrower; and once served a Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of the Majority Lenders.

4.5 Lenders to make available Contributions

Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrowers the amount due from that Lender under Clause 2.2 (Lenders' participations in Loan).

4.6 Disbursement of Loan

Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrowers the amounts which the Agent receives from the Lenders under Clause 4.5 (Lenders to make available Contributions); and that payment to the Borrowers shall be made:

(a) to the account which the Borrowers specify in the Drawdown Notice; and

(b) in the like funds as the Agent received the payments from the Lenders.

4.7 Disbursement of Loan to third party

The payment by the Agent under Clause 4.6 (Disbursement of Loan) to any third party specified by the Borrowers in the Drawdown Notice shall constitute the making of the Loan and the Borrowers shall at that time become indebted, as principal and direct obligors, to each Lender in an amount equal to that Lender's Contribution.

4.8 Prepositioning of funds

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If, in respect of the Loan, the Lenders, at the request of the Borrowers and on terms acceptable to all the Lenders and in their absolute discretion, preposition funds with an escrow agent or any other bank, the Borrowers and the Corporate Guarantor:

(a) agree to pay interest on the amount of the funds so prepositioned at the rate described in Clause 5.1 (Calculation of interest) on the basis of successive interest periods of one day and so that interest shall be paid together with the first payment of interest on the Loan after its Drawdown Date in respect of it or, if the Release Date does not occur, within three Business Days of demand by the Agent; and

(b) shall, without duplication, indemnify each Creditor Party against any costs, loss or liability it may incur in connection with such arrangement.

4.9 Release of prepositioned funds

On the Release Date, the Agent (acting on the instructions of the Majority Lenders) shall release the amount of the relevant Advance as specified in the Drawdown Notice, subject to the provisions of Clause 9.1 (Documents, fees and no default).

5 Interest

5.1 Calculation of interest

The rate of interest on the Loan or any part of the Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

(i) the Margin; and

(ii) the Reference Rate.

5.2 Payment of interest

(a) The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period (each an "Interest Payment Date").

(b) If an Interest Period is longer than three months, the Borrowers shall also pay interest then accrued on the Loan or the relevant part of the Loan on the dates falling at three monthly intervals after the first day of the Interest Period.

5.3 Default interest

(a) If a Borrower or a Security Party fails to pay any amount payable by it under a Finance Document (other than a Master Agreement) on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Agent. Any interest accruing under this Clause 5.3 (Default interest) shall be immediately payable by the Borrowers on demand by the Agent.

(b) If an Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan or that part of the Loan:

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(i) the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and

(ii) the rate of interest applying to that Unpaid Sum during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.

(c) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

5.4 Notification of rates of interest

(a) The Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest under this Agreement.

(b) The Agent shall promptly notify the Borrowers of each Funding Rate relating to the Loan, any part of the Loan or any Unpaid Sum.

6 Interest Periods

6.1 Selection of Interest Periods

(a) The Borrowers may select the Interest Period for the Loan in the Drawdown Notice. Subject to paragraph (f) below and Clause 6.2 (Changes to Interest Periods), the Borrowers may select each subsequent Interest Period in respect of the Loan in a Selection Notice.

(b) Each Selection Notice is irrevocable and must be delivered to the Agent by the Borrowers not later than the Specified Time.

(c) If the Borrowers fail to select an Interest Period in the Drawdown Notice or fail to deliver a Selection Notice to the Agent in accordance with paragraphs (a) and (b) above, the relevant Interest Period will, subject to paragraph (f) below and Clause 6.2 (Changes to Interest Periods), be three months.

(d) Subject to this Clause 6 (Interest Periods), the Borrowers may select an Interest Period of three or six months or any other period agreed between the Borrowers, the Agent and the Lenders.

(e) An Interest Period in respect of an Advance or any part of that Advance shall not extend beyond the Final Maturity Date.

(f) In respect of a Repayment Instalment, the Borrowers may request in the relevant Selection Notice that an Interest Period for a part of the Loan equal to such Repayment Instalment shall end on the Repayment Date relating to it and, subject to paragraph (d) above, select a longer Interest Period for the remaining part of the Loan.

(g) The first Interest Period for the Loan shall start on the Drawdown Date and each subsequent Interest Period shall start on the last day of the preceding Interest Period.

(h) Except for the purposes of paragraph (f) above and Clause 6.2 (Changes to Interest Periods), the Loan shall have one Interest Period only at any time.

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6.2 Changes to Interest Periods

(a) In respect of a Repayment Instalment, prior to determining the interest rate for the Loan, the Agent may establish an Interest Period for a part of the Loan equal to such Repayment Instalment to end on the Repayment Date relating to it and the remaining part of the Loan shall have the Interest Period selected in the relevant Selection Notice, subject to paragraph (d) of Clause 6.1 (Selection of Interest Periods).

(b) If the Agent makes any change to an Interest Period referred to in this Clause 6.2 (Changes to Interest Periods), it shall promptly notify the Borrowers and the Lenders.

6.3 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

7 Changes to the Calculation of Interest

7.1 Unavailability of Term SOFR

(a) Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(b) Historic Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Term SOFR, the applicable Reference Rate shall be the Historic Term SOFR for the Loan or that part of the Loan.

(c) Interpolated Historic Term SOFR: If paragraph (b) above applies but no Historic Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(d) Cost of funds: If paragraph (c) above applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Reference Rate for the Loan or that part of the Loan (as applicable) and Clause 7.3 (Cost of funds) shall apply to the Loan or that part of the Loan for that Interest Period.

7.2 Market disruption

If before close of business in Paris on the Quotation Day for the relevant Interest Period, the Agent receives notification from a Lender or Lenders that its cost of funds relating to its participation in the Loan or that part of the Loan would be in excess of the Reference Rate then Clause 7.3 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

7.3 Cost of funds

(a) If this Clause 7.3 (Cost of funds) applies, the rate of interest on the Loan or the relevant part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

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(i) the Margin; and

(ii) the rate notified to the Agent by that Lender as soon as practicable and in any event 2 Business Days before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or that part of the Loan.

(b) If this Clause 7.3 (Cost of funds) applies and the Agent or the Borrowers so require, the Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c) Subject to Clause 27.4 (Changes to reference rates), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

(d) If paragraph (e) below does not apply and any rate notified to the Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e) If this Clause 7.3 (Cost of funds) applies pursuant to Clause 7.2 (Market disruption) and a Lender's Funding Rate is less than the Reference Rate, that Lender's cost of funds relating to its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Reference Rate.

(f) If this Clause 7.3 (Cost of funds) applies but any Lender does not notify a rate to the Agent by the time specified in sub-paragraph (ii) of paragraph (a) above the rate of interest shall be calculated on the basis of the rates notified by the remaining Lenders.

7.4 Break Costs

(a) The Borrowers shall, within three Business Days of demand by a Creditor Party, pay to that Creditor Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrowers on a day prior to the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become or may become payable.

7.5 Application to Master Agreement

For the avoidance of doubt, this Clause 7 does not apply to any amount payable under any Master Agreement in respect of any continuing Transaction as to which Section 9(h) (Interest and Compensation) of that Master Agreement shall apply.

8 Repayment and Prepayment

8.1 Amount of repayment instalments

The Borrowers shall repay the Loan as follows:

(a) Advance A, shall be repaid by 28 consecutive quarterly instalments, each of the first fifteen instalments in an amount of $825,000 and the remaining thirteen instalments in an amount of

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$545,000 (each a "Advance A Repayment Instalment") and a balloon instalment in an amount of $21,330,000 (the "Advance A Balloon Instalment") payable together with the last Advance A Repayment Instalment; and

(b) Advance B, shall be repaid by 28 consecutive quarterly instalments, each of the first sixteen instalments in an amount of $815,000 and the remaining twelve instalments in an amount of $545,000 (each a "Advance B Repayment Instalment" and together with the Advance A Repayment Instalment, the "Repayment Instalments") and a balloon instalment in an amount of $22,535,000 (the "Advance B Balloon Instalment" and together with the Advance A Balloon Instalment, the "Balloon Instalments") payable together with the last Advance B Repayment Instalment, provided that if the amount of the Loan actually drawn down is less than $82,905,000 each Repayment Instalment shall be reduced pro rata by an amount in aggregate equal to the undrawn amount.

8.2 Repayment Dates

The first Repayment Instalment in respect of each Advance shall be repaid on the date falling three months after the earlier of (i) the Drawdown Date and (ii) 19 December 2025 with the remaining Repayment Instalments of that Advance to be repaid at 3-monthly intervals thereafter with the last Repayment Instalment of that Advance to be repaid on the Final Maturity Date of that Advance together with the relevant Balloon Instalment.

8.3 Final Repayment Date

On the final Repayment Date in respect of each Advance, the Borrowers shall additionally pay to the Agent for the account of the Creditor Parties all other sums then accrued or owing under any Finance Document.

8.4 Voluntary prepayment

Subject to the following conditions, the Borrowers may prepay the whole or any part of an Advance on the last day of an Interest Period in respect that Advance.

8.5 Conditions for voluntary prepayment

The conditions referred to in Clause 8.4 (Voluntary prepayment) are that:

(a) a partial prepayment shall be $500,000 or an integral multiple of $500,000;

(b) the Agent has received from the Borrowers at least five Business Days' prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made (such date shall be the last day of an Interest Period); and

(c) the Borrowers have provided evidence satisfactory to the Agent that any consent required by the Borrowers or any Security Party in connection with the prepayment has been obtained and remains in force, and that any requirement relevant to this Agreement which affects the Borrowers or any Security Party has been complied with.

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8.6 Effect of notice of prepayment

A prepayment notice may not be withdrawn or amended without the consent of the Agent, given with the authority of the Majority Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrowers on the date for prepayment specified in the prepayment notice.

8.7 Notification of notice of prepayment

The Agent shall notify the Lenders promptly upon receiving a prepayment notice and shall provide any Lender which so requests with a copy of any document delivered by the Borrowers under paragraph (c) of Clause 8.5 (Conditions for voluntary prepayment).

8.8 Mandatory prepayment

(a) The Borrowers shall be obliged to prepay the Relevant Amount:

(i) in the case of a sale, on or before the date on which the sale is completed by delivery of that Ship to the buyer; or

(ii) in the case of a Total Loss, on the earlier of the date falling 180 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss; or

(iii) in case of refinancing, on or before the date on which the Mortgage over the Ship relating to the Advance being refinanced is discharged.

(b) In this Clause 8.8 (Mandatory prepayment):

"Relevant Amount" means:

(a) an amount equal to the higher of:

(i) the amount outstanding under the Advance to which the Ship being sold, refinanced or which has become a Total Loss relates; and

(ii) an amount which after the application of the prepayment to be made pursuant to paragraph (b) of Clause 8.10 (Application of partial prepayment) results in the Security Cover Ratio being at last equal to the greater of (A) the Security Cover Ratio required to be maintained under Clause 15.1 (Minimum required security cover) and (B) the percentage which applied immediately prior to the applicable event described in paragraph (i) or (ii) of this Clause 8.8 (Mandatory prepayment); or

(b) if the relevant Ship is the last Ship subject to a Mortgage, the whole of the Loan.

8.9 Amounts payable on prepayment

A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 (Indemnities) below or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period together with any Break Costs, without premium or penalty.

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8.10 Application of partial prepayment

Any partial prepayment shall be applied:

(a) if made pursuant to Clause 8.4 (Voluntary prepayment) or Clause 23.3 (Prepayment; termination of Commitment), pro rata between the Advances against the then outstanding Repayment Instalments and the Balloon Instalments of each Advance in order of maturity or in such other manner as the Agent (acting on the instructions of the Lenders) may agree with the Borrowers; and

(b) if made pursuant to Clause 8.8 (Mandatory prepayment), first against the Advance relating to the Ship being sold or being a Total Loss and thereafter (if applicable) pro rata against the Repayment Instalments and the Balloon Instalment of the other Advance together with payment of any overdue interest, any accrued interest relating to that Advance, any other costs, fees, expenses, commissions due under this Agreement, and thereafter any surplus shall be released to the Borrowers, provided that no Event of Default or Potential Event of Default has occurred or is continuing.

8.11 No reborrowing

No amount repaid or prepaid may be reborrowed.

8.12 Transactions under the Master Agreement

(a) Each Borrower shall enter into a Master Agreement with a Hedging Bank on the date of this Agreement in accordance with this Clause. Each Borrower shall have the option to enter into Transactions on such terms as may be agreed with a Hedging Bank from time to time to hedge that Borrower's exposure under this Agreement to interest rate fluctuations.

(b) Each Master Agreement shall:

(i) be with a Hedging Bank and each Hedging Bank shall also be a Lender;

(ii) be for a term not exceeding the Final Maturity Date;

(iii) be for an amount not exceeding the notional principal amount of the Loan;

(iv) have settlement dates coinciding with the Interest Payment Dates;

(v) be based on an ISDA Master Agreement and otherwise in form and substance satisfactory to the Agent; and

(vi) provide that the Termination Currency (as defined in the relevant Master Agreement) shall be dollars.

(c) Neither a Hedging Bank nor a Borrower may terminate or close out any Transactions (in whole or in part) except:

(i) in accordance with Clause 8.13 (Unwinding of Transactions); and

(ii) if a Hedging Bank ceases to be a Lender pursuant to the terms of this Agreement, however, provided that no Event of Default is continuing, that Hedging Bank which ceases to be a Lender (other than under Clause 23 (Illegality, etc) and Clause 24

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(Increased Costs)) shall use reasonable endeavours to novate the relevant Master Agreement in accordance with Clause 26.18 (Change of Hedging Bank).

(d) None of the Borrowers or Hedging Banks shall assign any of its rights or transfer any of its rights or obligations under a Master Agreement without the consent of the Security Trustee.

8.13 Unwinding of Transactions

On or prior to any repayment or prepayment of an Advance (or part thereof) under this Clause 8 (Repayment and Prepayment) or any other provision of this Agreement, each Borrower shall wholly or partially unwind or otherwise terminate one or more of the continuing Transactions so that the notional principal amount of the continuing Transactions thereafter remaining does not and will not in the future (taking into account the scheduled amortisation) exceed the amount of the relevant Advance as reducing from time to time thereafter pursuant to Clause 8.1 (Amount of repayment instalments). In circumstances where any Transactions are unwound under this Clause 8.13 (Unwinding of Transactions), any positive or negative mark to market value shall be credited or debited (as the case may be) to the relevant Earnings Account of that Borrower.

9 Conditions Precedent

9.1 Documents, fees and no default

Each Lender's obligation to contribute to the Loan is subject to the following conditions precedent:

(a) that on or before the date of this Agreement, the Agent receives:

(i) the documents described in Part A of Schedule 3 (Condition Precedent Documents) in a form and substance satisfactory to the Agent and its lawyers; and

(ii) the upfront fee referred to in Clause 20.1 (Upfront fee);

(b) that, before or on the Drawdown Date, the Agent receives the documents described in Part B of Schedule 3 (Condition Precedent Documents) in form and substance satisfactory to the Agent and its lawyers;

(c) that at the date of the Drawdown Notice, at the Release Date and at the Drawdown Date:

(i) no Event of Default or Potential Event of Default has occurred or is continuing or would result from the borrowing of the Loan;

(ii) the representations and warranties in Clause 10 (Representations and Warranties) and those of the Borrowers or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii) none of the circumstances contemplated by Clause 7.2 (Market disruption) has occurred and is continuing; and

(iv) there has been no material adverse change in the business, management, condition (financial or otherwise), results of operations, operation, performance, prospects or

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properties of the Borrowers or any of them and/or the Corporate Guarantor applying as at 31 December 2024;

(d) that, if the ratio set out in Clause 15.1 (Minimum required security cover) were applied immediately following the making of the Loan, the Borrowers would not be obliged to provide additional security or prepay part of the Loan under that Clause; and

(e) that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrowers prior to the Drawdown Date.

9.2 Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 (Documents, fees and no default) are satisfied, the Borrowers shall ensure that those conditions are satisfied within 5 Business Days after the Drawdown Date (or such longer period as the Agent may, with the authority of the Majority Lenders, specify).

10 Representations and Warranties

10.1 General

Each Borrower represents and warrants (which representations and warranties (other than the ones in Clauses 10.11 (Information) and 10.12 (No litigation)) shall survive the execution of this Agreement and shall be deemed to be repeated throughout the Security Period on the first day of each Interest Period with respect to the facts and circumstances then existing) to each Creditor Party as follows.

10.2 Status

Each of the Borrowers is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.

10.3 Share capital and ownership

(a) Each Borrower is authorised to issue 500 registered shares without par value, all of which shares have been issued in registered form, and the legal title and beneficial ownership of all those shares is held, free of any Security Interest (other than any Permitted Security) or other claim, by the Shareholder.

(b) Each Borrower is 100 per cent. owned indirectly by the Corporate Guarantor.

10.4 Corporate power

Each Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it to:

(a) continue to own the Ship owned by it under the relevant Approved Flag;

(b) execute the Finance Documents to which that Borrower is a party; and

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(c) borrow under this Agreement, to enter into Transactions under any Master Agreement (if applicable) and to make all the payments contemplated by, and to comply with, those Finance Documents to which that Borrower is a party.

10.5 Consents in force

All the consents referred to in Clause 10.4 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6 Legal validity; effective Security Interests

The Finance Documents to which that Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a) constitute that Borrower's legal, valid and binding obligations enforceable against that Borrower in accordance with their respective terms; and

(b) create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors' rights generally.

10.7 No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity; effective Security Interests), at the time of the execution and delivery of each Finance Document to which a Borrower is a party:

(a) each Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b) no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8 No conflicts

The execution by a Borrower of each Finance Document to which it is a party, and the borrowing by that Borrower of the Loan, and its compliance with each Finance Document to which it is a party will not involve or lead to a contravention of:

(a) any law or regulation; or

(b) the constitutional documents of that Borrower; or

(c) any contractual or other obligation or restriction which is binding on that Borrower or any of its assets.

10.9 No withholding taxes

All payments which each Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

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10.10 No default

No Event of Default or Potential Event of Default has occurred and is continuing or would result from the entry into, the performance of, or any transaction contemplated by, any Finance Document.

10.11 Information

All information which has been provided in writing by or on behalf of the Borrowers or any member of the Group to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5 (Information provided to be accurate); all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.7 (Form of financial statements); and there has been no material adverse change in the financial position or state of affairs, operation or performance of the Borrowers or any of them or any Security Party (excluding an Approved Manager) as at 31 December 2024 from that disclosed to the Agent.

10.12 No litigation

No material, legal or administrative action involving any Borrower or any Security Party (excluding any Approved Manager) has been commenced or taken or, to a Borrower's knowledge, is likely to be commenced or taken.

10.13 Compliance with certain undertakings

At the date of this Agreement, each Borrower is in compliance with Clauses 11.2 (Title and negative pledge), 11.4 (No other liabilities or obligations to be incurred), 11.9 (Consents) and 11.13 (Confirmation of no default).

10.14 Taxes paid

Each Borrower has paid all taxes applicable to, or imposed on or in relation to that Borrower, its business or the Ship owned by it.

10.15 No money laundering; anti-bribery

None of the Borrowers, the Security Parties and the Designated Unitholder nor any of their subsidiaries, directors or officers, or, to their best knowledge, any affiliate, agent or employee of them, have engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction and each of the Borrowers, the Security Parties and the Designated Unitholder has instituted and maintains policies and procedures designed to prevent violation of such laws, regulations and rules.

10.16 ISM Code, ISPS Code Compliance and Environmental Laws

All requirements of the ISM Code, ISPS Code and Environmental Laws as they relate to the Borrowers, the Approved Managers and the Ships have been complied with.

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10.17 No immunity

No Borrower, nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit attachment prior to judgement, execution or other enforcement).

10.18 Sanctions

None of the Borrowers, the Security Parties, the Designated Unitholder or any charterer in respect of a Ship nor any of their subsidiaries, directors or officers, or, to their best knowledge, any affiliate, agent or employee of them, is an individual or entity (a "Person"), that is, or is directly or indirectly, owned or controlled by a Person that is: (i) the target of any Sanctions (a "Sanctioned Person"), (ii) located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions (currently Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People's Republic and Luhansk People's Republic regions of Ukraine) (a "Sanctioned Country") or (iii) in violation of any Sanctions, anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules.

10.19 Validity and completeness of the Existing Charters

(a) Each Existing Charter constitutes legal, valid, binding and enforceable obligations of each Borrower to which is a party thereto.

(b) The copies of the Existing Charters delivered to the Agent before the date of this Agreement are true and complete copies.

(c) No amendments or additions to any Existing Charter have been agreed nor has any Borrower waived any of its respective rights under the relevant Existing Charter.

10.20 Validity and completeness of the Deed of Release

With effect on and from the Release Date:

(a) the Deed of Release constitutes legal, valid, binding and enforceable obligations of each Existing Owner; and

(b) no amendments or additions to the Deed of Release have been agreed nor have any rights under the Deed of Release been waived.

10.21 Insolvency

In relation to each Borrower, no corporate action, legal proceeding or other procedure or step described in paragraph (f) of Clause 19.1 (Events of Default) or creditors' process described in that clause has been taken or, to its knowledge, threatened in relation to it, and none of the circumstances described in paragraph (f) of Clause 19.1 (Events of Default) applies to it.

10.22 Specific Price Cap Representation

The Borrowers confirm, and procure that the Corporate Guarantor and the Existing Charterer confirms, that the use of the Ships is in compliance with the Russian Price Cap Framework and any other restrictions on Russian Oil Products.

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11 General Undertakings

11.1 General

Each Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 (General Undertakings) at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit in writing.

11.2 Title and negative pledge

Each Borrower will:

(a) hold the legal title to, and own the entire beneficial interest in the Ship owned by it, the Insurances and Earnings, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents;

(b) not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future (including, but not limited to, each Borrower’s rights against a Hedging Bank under any Master Agreement or all or any part of that Borrower’s interests in any amount payable to that Borrower by a Hedging Bank under any Master Agreement); and

(c) procure that its liabilities under the Finance Documents to which it is party do and will rank at least pari passu with all other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3 No disposal of assets

No Borrower will transfer, lease or otherwise dispose of:

(a) all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b) any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation,

but paragraph (a) does not apply to any charter of a Ship as to which Clause 14.13 (Restrictions on chartering, appointment of managers etc.) applies.

11.4 No other liabilities or obligations to be incurred

No Borrower will incur any liability or obligation except:

(a) liabilities and obligations under the Finance Documents to which it is a party;

(b) subject to other provisions of this Agreement and any Master Agreement, liabilities or obligations reasonably incurred in the ordinary course of trading, maintaining, repairing, operating and chartering the Ship owned by it;

(c) at any time prior to the Release Date, the Existing Indebtedness; and

(d) Financial Indebtedness to any other corporation which is a member of the Group or individual who is a shareholder or majority shareholder in a member of the Group provided that such Financial Indebtedness shall be fully subordinated to the Loan and the relevant Borrower shall,

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promptly following the Agent's demand, execute or procure the execution of any documents which the Agent specifies to create or maintain the subordination of the rights of the relevant member of the Group against the relevant Borrower to those of the Creditor Parties under the Finance Documents.

11.5 Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of a Borrower under or in connection with any Finance Document will be true, correct, accurate and not misleading and will not omit any material fact or consideration.

11.6 Provision of financial statements

Each Borrower will send or procure that they are sent to the Agent:

(a) as soon as they become publicly available, but in no event later than 180 days after the end of each financial year of the Corporate Guarantor (commencing with the financial year ending on 31 December 2025), the audited annual consolidated accounts of the Corporate Guarantor; and

(b) as soon as they become publicly available, but in no event later than 90 days after the end of the 6-month period ending on 30 June in each financial year of the Corporate Guarantor (commencing with the 6-month period ending on 30 June 2025), the unaudited semi-annual consolidated accounts of the Corporate Guarantor, duly certified as to their correctness by an officer of the Corporate Guarantor; and

(c) promptly after each request by the Agent, such further financial information about that Borrower, the Ship owned by it and the Corporate Guarantor or any other member of the Group (including, but not limited to, information regarding the charter arrangements, Financial Indebtedness and operating expenses in relation to any member of the Group) as the Agent may reasonably require.

11.7 Form of financial statements

All accounts (audited and unaudited) delivered under Clause 11.6 (Provision of financial statements) will:

(a) be prepared in accordance with all applicable laws and US GAAP;

(b) give a true and fair view of the state of affairs of the relevant person at the date of those accounts and of its profit for the period to which those accounts relate; and

(c) fully disclose or provide for all significant liabilities of the Group.

11.8 Shareholder notices

Each Borrower will send to the Agent following a request by the Agent, and at the same time as they are despatched, copies of all communications which are despatched to that Borrower's shareholders or any class of them.

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11.9 Consents

Each Borrower will, and will procure that each Security Party will, maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a) for that Borrower and that Security Party to perform its obligations under any Finance Document or any Charterparty to which it is party;

(b) for the validity or enforceability of any Finance Document and any Charterparty to which it is party; and

(c) for that Borrower to continue to own and operate the Ship owned by it,

and that Borrower will, and will procure that each Security Party will, comply with the terms of all such consents.

11.10 Maintenance of Security Interests

Each Borrower will:

(a) at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b) without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11 Notification of litigation

Each Borrower will provide the Agent with details of any legal or administrative action involving that Borrower, any Security Party, any Approved Manager, the Ship owned by it, the Earnings or the Insurances in respect of that Ship as soon as such action is instituted or it becomes apparent to that Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

11.12 Principal place of business

Each Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated in paragraph (a) of Clause 28.2 (Addresses for communications); and no Borrower will establish, or do anything as a result of which it would be deemed to have, a place of business in the United States or the United Kingdom or any country other than Greece.

11.13 Confirmation of no default

Each Borrower will, within 2 Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by an officer of each Borrower and which:

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(a) states that no Event of Default or Potential Event of Default has occurred; or

(b) states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Agent may serve requests under this Clause 11.13 (Confirmation of no default) from time to time; this Clause 11.13 (Confirmation of no default) does not affect the Borrowers' obligations under Clause 11.14 (Notification of default).

11.14 Notification of default

Each Borrower will notify the Agent as soon as that Borrower becomes aware of the occurrence of an Event of Default or a Potential Event of Default and will thereafter keep the Agent fully up‑to‑date with all developments.

11.15 Provision of further information

Each Borrower will, as soon as practicable after receiving a request, provide the Agent with any additional financial or other information relating:

(a) to that Borrower, the Ship owned by it, the Insurances, the Earnings or the Corporate Guarantor;

(b) to any other matter relevant to, or to any provision of, a Finance Document; or

(c) any information requested in respect of that Borrower, the Corporate Guarantor, the Shareholders and the Designated Unitholder in connection with the Creditor Parties' and/or the Account Bank's "Know your customer" regulations, including, but not limited to information required pursuant to all applicable laws and regulations, including, without limitation, the laws of the European Union, France and the United States of America in connection with that Borrower, the Corporate Guarantor and any other Security Party and their respective beneficial owners, which may be requested by the Agent, the Security Trustee or any Lender at any time.

11.16 Provision of copies and translation of documents

Each Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide 1 copy for each Creditor Party; if the Agent so requires in respect of any of those documents, that Borrower will provide a certified English translation prepared by a translator approved by the Agent.

11.17 "Know your customer" checks

If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b) any change in the status of any Borrower or any Security Party after the date of this Agreement;

(c) a proposed sale of any Ship; or

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(d) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (d), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrowers shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence (including for the purposes of paragraph (c) above such documentation and other evidence required in relation to any prospective buyer of a Ship provided that there will be a simultaneous closing for the release of such Ship) as is reasonably requested by the Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (d), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (d), any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.18 Sanctions

(a) None of the Borrowers and the Security Parties will, directly or indirectly, use the proceeds of the Loan hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or any other Person: (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, a Sanctioned Person or Sanctioned Country, or (ii) use in repayment of any moneys due to the Creditor Parties any Earnings of the Ships paid directly or indirectly from any activities or business of or with any Person, or in any country, territory or port, that, at the time of such payment, is, a Sanctioned Person or Sanctioned Country, or (iii) in any other manner that would result in a violation of Sanctions by any Person (including, any Creditor Party, whether acting as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise);

(b) Without limiting paragraphs (a) and (b) of Clause 14.10 (Compliance with laws etc.), the Borrowers shall:

(i) comply with, and shall use reasonable endeavours to ensure compliance with, all Sanctions (including, obtaining any applicable consents, authorisations or licenses) in respect to each Ship;

(ii) not cause or permit a Ship to be registered in a Sanctioned Country or used by or for the benefit of a Sanctioned Person;

(iii) not cause or permit a Ship to be used in or otherwise to go to, stop in or call at, a Sanctioned Country when such action is prohibited by Sanctions or would be in violation of Sanctions;

(iv) procure that the Ships shall not be used directly or indirectly in any transport of any goods prohibited by Sanctions;

(v) procure that the Ships shall not be used directly or indirectly in any manner which would expose the Ships, any Security Party, any Existing Charterer, crew or the insurers to enforcement proceedings or any other consequences whatsoever arising from Sanctions;

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(vi) procure that the Ships shall not be used or traded directly or indirectly in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances and/or re-insurance of the Ships;

(vii) not cause or permit a Ship to be operated by a charterer or, to the best of their knowledge, sub-charterer whose state of incorporation and/or principal place of business is in a Sanctioned Country and/or is a Sanctioned Person;

(viii) not cause or permit a Ship to be used in any manner or business which is prohibited by applicable anti-corruption, anti-money laundering, countering the financing of terrorism, and export and import laws and regulations; and

(ix) ensure that each Charterparty in respect of a Ship shall contain, and shall cause any charterer of such Ship to include in any sub-charterparty of that Ship, for the benefit of the relevant Borrower, language which broadly gives effect to the provisions of paragraph (b) of Clause 14.10 (Compliance with laws etc.) as regards Sanctions and of this sub-paragraph (vii) of paragraph (b) of this Clause 11.18 (Sanctions) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions.

11.19 Minimum Liquidity

The Borrowers or any of them to maintain in their Earnings Accounts or in an Earnings Account or in cash deposits with the Account Bank in their name, free credit balances ("Minimum Liquidity") in an aggregate amount of not less than $1,000,000 or such lesser amount which will be equal to $500,000 per Borrower commencing from the Drawdown Date and at all times thereafter.

11.20 No amendment to the Existing Charters

No Borrower will agree to any material amendment (and for, the avoidance of doubt, "material" to mean any amendment which may detrimentally affect the interests of any Creditor Party) or supplement to, or waive or fail to enforce, any Existing Charter or any of its provisions.

11.21 Use of websites

(a) Each Borrower acknowledges an agrees that ay information under this Agreement may be delivered to a Lender (through the Agent) on to an electronic website (a "Website Lender") if:

(i) the Agent and the Lender agree;

(ii) the Agent appoints a website provider and designates an electronic website for this purpose (the "Designated Website");

(iii) the Designated Website is used for communication between the Agent and the Lenders;

(iv) the Agent notifies the Lenders of the address for the website;

(v) the information can only be posted on the website by the Agent; and

(vi) the information posted is in a format agreed between each Borrower and the Agent.

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(b) The cost of the website shall be borne by each Borrower, subject to such cost being agreed by each Borrower beforehand.

(c) Any Website Lender may request from any Borrower, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website and each Borrower shall at its own cost comply with any such request within ten Business Days.

12 Corporate Undertakings

12.1 General

Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 (Corporate Undertakings) at all times during the Security Period except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

12.2 Maintenance of status

Each Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.3 Negative undertakings

No Borrower will:

(a) carry on any business other than the ownership, chartering and operation of the Ship owned by it; or

(b) pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital if:

(i) an Event of Default has occurred at such time; or

(ii) an Event of Default would occur as a direct result of such distribution, redemption, purchase or return; or

(c) provide any form of credit or financial assistance or issue guarantees in favour of any other corporation or individual other than in the normal course of its business Provided that that corporation or individual to whom any form of credit or financial assistance has been granted or in favour of whom the guarantee has been issued fully subordinates its rights to the rights of the Creditor Parties under the Finance Documents on terms acceptable to the Agent;

(d) provide any form of credit or financial assistance to:

(i) a person who is directly or indirectly interested in that Borrower's share or loan capital; or

(ii) any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to that Borrower than those which it could obtain in a bargain made at arms' length; or

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(e) open or maintain any account with any bank or financial institution except accounts with the Account Bank for the purposes of the Finance Documents and any accounts disclosed to the Agent on or prior to the date of this Agreement; or

(f) issue, allot or grant any person a right to any shares in its capital or repurchase or reduce its issued share capital; or

(g) acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative (other than a Transaction) save that if a Borrower enters into a derivative transaction with the Agent’s permission under Clause 12.1 other than pursuant to any Master Agreement, it will not provide the swap provider or hedge counterparty with any security in respect of that derivative transaction; or

(h) enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation.

13 Insurance

13.1 General

Each Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 13 (Insurance), from the Release Date and throughout the term of the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit in writing.

13.2 Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it, at all times during the Security Period, insured at the expense of that Borrower against:

(a) fire and usual marine risks (including hull and machinery and excess risks); and

(b) war risks; and

(c) protection and indemnity risks, meaning the usual risks including liability for oil pollution and excess war risk P&I cover; and

(d) any other risks against which the Lenders consider, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Lenders be reasonable for that Borrower to insure and which are specified by the Security Trustee by notice to that Borrower.

13.3 Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a) in dollars;

(b) in the case of fire and usual marine risks and war risks, in such amounts as shall from time to time be approved by the Agent but in any event in an amount not less than the greater of (i) the Market Value of the Ship owned by it and (ii) an amount which, when aggregated with the

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amount for which the other Ships then subject to a Mortgage is insured, is equal to 120 per cent. of the Loan; and

(c) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the International Group of P&I Clubs) and the international marine insurance market (currently $1,000,000,000);

(d) in relation to protection and indemnity risks in respect of the relevant Ship's full value and tonnage;

(e) on such terms as shall from time to time be approved in writing by the Agent (including, without limitation, a blocking and trapping clause); and

(f) through approved brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations which are members of the International Group of Protection and Indemnity Associations.

13.4 Further protections for the Creditor Parties

In addition to the terms set out in Clause 13.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances shall:

(a) subject always to paragraph (b), name that Borrower as the sole named assured unless the interest of every other named assured is limited:

(i) in respect of any obligatory insurances for hull and machinery and war risks;

(A) to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B) to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii) in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

(b) name (or be amended to name) the Security Trustee as mortgagee for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee, but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c) name the Security Trustee as sole loss payee with such directions for payment as the Security Trustee may specify;

(d) provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set‑off, counterclaim or deductions or condition whatsoever;

(e) provide that the insurers shall waive, to the fullest extent permitted by English law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated

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to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than any Borrower or any Creditor Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(f) provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(g) provide that the Security Trustee may make proof of loss if that Borrower fails to do so; and

(h) provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non‑payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 30 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse.

13.5 Renewal of obligatory insurances

Each Borrower shall:

(a) at least 14 days before the expiry of any obligatory insurance:

(i) notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom that Borrower proposes to renew that insurance and of the proposed terms of renewal; and

(ii) in case of any substantial change in insurance cover, obtain the Lenders' approval to the matters referred to in paragraph (i) above;

(b) at least 7 days before the expiry of any obligatory insurance, renew the insurance; and

(c) procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6 Copies of policies; letters of undertaking

Each Borrower shall ensure that all approved brokers provide the Security Trustee with copies of all policies relating to the obligatory insurances which they effect or renew and of a letter or letters or undertaking in a form required by the Lenders and including undertakings by the approved brokers that:

(a) they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4 (Further protections for the Creditor Parties);

(b) they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

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(c) they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;

(d) they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from that Borrower or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e) they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by it under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non‑payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Security Trustee.

13.7 Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provides the Security Trustee with:

(a) a certified copy of the certificate of entry for that Ship; and

(b) a letter or letters of undertaking in such form as may be required by the Lenders; and

(c) where required to be issued under the terms of insurance/indemnity provided by that Borrower's protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to that Ship in accordance with the requirements of such protection and indemnity association; and

(d) a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.

13.8 Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.

13.9 Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Security Trustee.

13.10 Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

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13.11 Restrictions on employment

No Borrower shall employ the Ship owned by it, nor permit her to be employed, outside the cover provided by any obligatory insurances.

13.12 Compliance with terms of insurances

No Borrower shall either do or omit to do (or permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and in particular:

(a) each Borrower shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in paragraph (c) of Clause 13.6 (Copies of policies; letters of undertaking) above) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b) no Borrower shall make any changes relating to the classification or the Classification Society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(c) each Borrower shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d) no Borrower shall employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances (including but not limited to any applicable laws and Sanctions), without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.13 Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance without the prior written consent of the Security Trustee.

13.14 Settlement of claims

No Borrower shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15 Provision of copies of communications

Each Borrower shall provide the Security Trustee, at the time of each such communication, copies of all written communications in case of, but not limited to, an Event of Default, Total Loss or Major Casualty between that Borrower and:

(a) the approved brokers; and

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(b) the approved protection and indemnity and/or war risks associations; and

(c) the approved insurance companies and/or underwriters, which relate directly or indirectly to:

(i) that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii) any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

13.16 Provision of information

In addition, each Borrower shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a) obtaining or preparing any report from an independent marine insurance broker appointed by the Agent as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b) effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 (Mortgagee's interest and additional perils insurances) below or dealing with or considering any matters relating to any such insurances, and that Borrower shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17 Mortgagee's interest and additional perils insurances

The Security Trustee shall effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Lenders may from time to time consider appropriate:

(a) a mortgagee's interest marine insurance in relation to the Ships in an amount equal to:

(i) if the Borrowers have not entered into the Master Agreements, 110 per cent. of the Loan; or

(ii) if the Borrowers have entered into the Master Agreements, 120 per cent. of the Loan,

providing for the indemnification of the Creditor Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to a Ship or a liability of that Ship or of the Borrower owning that Ship, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning:

(A) any act or omission on the part of that Borrower, of any operator, charterer, manager or sub-manager of that Ship or of any officer, employee or agent of that Borrower or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

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(B) any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of that Borrower, any other person referred to in sub-paragraph (A) above, or of any officer, employee or agent of that Borrower or of such a person, including the casting away or damaging of that Ship and/or that Ship being unseaworthy; and/or

(C) any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing;

(b) a mortgagee's interest additional perils policy in relation to the Ships in an amount equal to:

(i) if the Borrowers have not entered into the Master Agreements, 110 per cent. of the Loan; or

(ii) if the Borrowers have entered into the Master Agreements, 120 per cent. of the Loan,

providing for the indemnification of the Security Trustee against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of a Ship, the imposition of any Security Interest over that Ship and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy whether or not similar to the foregoing, and the Borrowers shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18 Review of insurance requirements

The Lenders shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Lenders, significant and capable of affecting any Borrower or any Ship and its or their Insurances (including, without limitation, changes in the availability or the cost of Insurances or the risks to which the Borrower owning that Ship may be subject), and may appoint insurance consultants in relation to this review at the cost of the Borrowers, such review to be carried out at the Agent's request, at any time during the Security Period if the Agent (acting on the instructions of the Lenders) considers necessary (the reasonable fees of the insurance consultants to conduct such review shall be deducted from the Earnings Accounts (or any of them) and each Borrower hereby agrees to arrange the transfer of monies from its Earnings Account in order to pay such fees) Provided that the Borrowers shall not be required to pay the fees of the insurance consultants to conduct such review more often than once a year unless an Event of Default has occurred and is continuing, or unless a change in the material terms of the cover of any Ship has occurred.

13.19 Modification of insurance requirements

The Security Trustee shall notify the Borrowers of any proposed modification under Clause 13.18 (Review of insurance requirements) to the requirements of this Clause 13 (Insurance) which the Lenders consider appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrowers as an amendment to this Clause 13 (Insurance) and shall bind the Borrowers accordingly.

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13.20 Compliance with mortgagee's instructions

The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require a Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Borrower owning that Ship implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.19 (Modification of insurance requirements).

14 Ship covenants

14.1 General

Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 14 (Ship covenants), on and from the Release Date and at all times during the Security Period, except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit in writing.

14.2 Ship's name and registration

Each Borrower shall keep the Ship owned by it registered in its name under an Approved Flag; shall not do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of that Ship without the prior written consent of the Agent, which shall not be unreasonably withheld, and shall remain acceptable to the Agent at all times.

14.3 Repair and classification

Each Borrower shall keep the Ship owned by it in a good, safe and seaworthy condition and state of repair:

(a) consistent with first‑class ship ownership and management practice;

(b) so as to maintain the highest class with a Classification Society which is a member of IACS acceptable to the Agent (acting with the authorisation of the Lenders) free of overdue recommendations and conditions of such Classification Society;

(c) so as to comply with all laws and regulations applicable to vessels registered at ports of the Approved Flag State or to vessels trading to any jurisdiction to which such Ship may trade from time to time, including but not limited to the ISM Code and the ISM Code Documentation and the ISPS Code; and

(d) each Borrower shall use its commercially reasonably efforts to allow the Agent (or its agents), at any time, to inspect the original class and related records of that Borrower and the Ship owned by it electronically (through the Classification Society directly) and to take copies of such records.

14.4 Modification

No Borrower shall make any modification or repairs to, or replacement of, the Ship or equipment installed on the Ship owned by it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

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14.5 Removal of parts

No Borrower shall remove any material part of the Ship owned by it, or any item of equipment installed on, that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the relevant Ship the property of that Borrower and subject to the security constituted by the relevant Mortgage Provided that each Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to its Ship.

14.6 Surveys

Each Borrower shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Lenders provide the Security Trustee, with copies of all survey reports.

14.7 Technical Survey

Without prejudice to each Borrower's obligations pursuant to Clause 14.6 (Surveys), each Borrower promptly following the request of the Agent will, submit the Ship for a technical survey by an independent surveyor or surveyors appointed by the Agent (provided such technical survey does not interfere with the ordinary trading of the Ship owned by it). All fees and expenses incurred in relation to the appointment of the surveyor or surveyors and the preparation and issue of all technical reports pursuant to this Clause 14.7 (Technical Survey) shall be for the account of the Borrowers.

14.8 Inspection

Each Borrower shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all times (but in any event without interfering with the ordinary trading of the Ship owned by it) to inspect its condition or to satisfy themselves about proposed or executed repairs, shall afford all proper facilities for such inspections and pay to the Agent the amount of all fees, costs and expenses incurred in respect of such inspections Provided that so long as no Event of Default shall have occurred that Borrower shall not be obliged to pay any fees and expenses in respect of more than one inspection of its Ship in any calendar year.

14.9 Prevention of and release from arrest

Each Borrower shall promptly discharge:

(a) all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;

(b) all taxes, dues and other amounts charged in respect of the Ship owned by it, the Earnings or the Insurances; and

(c) all other outgoings whatsoever in respect of the Ship owned by it, the Earnings or the Insurances,

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and, forthwith upon receiving notice of the arrest of that Ship, or of her detention in exercise or purported exercise of any lien or claim, that Borrower shall procure her release by providing bail or otherwise as the circumstances may require.

14.10 Compliance with laws etc.

Each Borrower shall:

(a) comply, or procure compliance with all laws, rules or regulations: (i) relating to its business generally and (ii) relating to the Ship owned by it, its ownership, employment, operation, management and registration, including, but not limited to, the ISM Code (including, for the avoidance of doubt, by an Approved Manager), the ISPS Code, all Environmental Laws, all Sanctions and the laws of the Approved Flag State;

(b) obtain, comply with and do all that is necessary to maintain in full force and effect any environmental approvals;

(c) without limiting paragraph (a) above, not employ any Ship nor allow its employment, operation or management in any manner contrary to any law, regulation or rule, including, but not limited to the ISM Code, the ISPS Code, all Environmental Laws and all Sanctions; and

(d) in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit it to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers unless the prior written consent of the Lenders has been given and that Borrower has (at its expense) effected any special, additional or modified insurance cover which the Lenders may require.

14.11 Provision of information

Each Borrower shall promptly provide the Security Trustee with any information which the Lenders request regarding:

(a) the Ship owned by it, its employment, position and engagements;

(b) the Earnings and payments and amounts due to that Ship's master and crew of that Ship;

(c) any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made in respect of that Ship;

(d) any towages and salvages;

(e) any intended dry-docking of that Ship;

(f) that Borrower's, an Approved Manager's compliance or the compliance of that Ship with the ISM Code and the ISPS Code; and

(g) any other information which the Creditor Parties (or any of them) may reasonably request,

and, upon the Security Trustee's request, provide copies of any current charter relating to that Ship, and copies of that Borrower's or any Approved Manager's Document of Compliance or any other document issued under ISM Code Documentation.

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14.12 Notification of certain events

Each Borrower shall immediately notify the Security Trustee by letter of:

(a) any casualty which is or is likely to be or to become a Major Casualty;

(b) any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c) any requirement or recommendation made by any insurer or Classification Society or by any competent authority which is not complied with in accordance with its terms;

(d) any arrest or detention of the Ship owned by it, any exercise or purported exercise of any lien on the Ship or its Earnings or any requisition of such Ship for hire;

(e) any dry docking of the Ship owned by it;

(f) any Environmental Claim made against that Borrower or in connection with the Ship owned by it, or any Environmental Incident;

(g) any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with the Ship owned by it; or

(h) any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and that Borrower shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of that Borrower's, any Approved Manager's or any other person's response to any of those events or matters.

14.13 Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a) let that Ship on demise charter for any period without the prior written consent of the Agent, acting with the authorisation of the Lenders;

(b) enter into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 12 months except as the Agent may consent, such consent not to be unreasonably withheld;

(c) enter into any charter in relation to that Ship under which more than 2 months' hire (or the equivalent) is payable in advance;

(d) charter that Ship otherwise than on bona fide arm's length terms at the time when that Ship is fixed;

(e) appoint a manager of that Ship other than an Approved Manager or agree to any material alteration to the terms of an Approved Manager's appointment which could lead to an Event of Default ("material alterations" to include, without limitation, alterations concerning fees, duration and parties);

(f) de‑activate or lay up that Ship; or

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(g) put that Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or her Earnings for the cost of such work or otherwise.

14.14 Notice of Mortgage

Each Borrower shall keep the Mortgage relative to its Ship registered against its Ship as a valid first priority or as the case may be preferred mortgage, carry on board that Ship a certified copy of that Mortgage and place and maintain in a conspicuous place in the navigation room and the Master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Security Trustee.

14.15 Sharing of Earnings

No Borrower shall:

(a) enter into any agreement or arrangement for the sharing of any Earnings;

(b) enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; or for the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of that Borrower to any Earnings; or

(c) enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings other than customary profit sharing arrangements in time charter contracts.

14.16 Time Charter Assignment

If a Borrower enters into any Charterparty, that Borrower shall, at the request of the Agent, execute in favour of the Security Trustee a Charterparty Assignment, and shall deliver to the Agent such other documents equivalent to those referred to at paragraphs 3, 4 and 5 of Part A and paragraph 1 of Part B of Schedule 3 (Condition Precedent Documents) hereof as the Agent may require.

14.17 ISM Code, ISPS Code compliance and Environmental Laws

All requirements of the ISM Code, ISPS Code and Environmental Laws as they relate to each Borrower, an Approved Manager, if and when applicable, the Ship owned by the relevant Borrower shall be complied with at all times.

14.18 Poseidon Principles

Each Borrower shall, upon the request of any Lender and at the cost of the Borrowers, on or before 31st July in each calendar year, supply or procure the supply by the relevant Classification Society (as specified by the relevant Lender) to the Agent of all information necessary in order for any Lender to comply with its obligations under the Poseidon Principles in respect of the preceding year, including, without limitation, all ship fuel oil consumption data required to be collected and reported in accordance with Regulation 22A of Annex VI and any Statement of Compliance, in each case relating to the Ship owned by it for the preceding calendar year provided always that, for the avoidance of doubt, such information shall be "Confidential Information" for the purposes of Clause 30.1 (Confidential Information) but the

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Borrowers acknowledge that, in accordance with the Poseidon Principles, such information will form part of the information published regarding the relevant Lender's portfolio climate alignment.

14.19 Russian Price Cap Framework Undertaking

The Borrowers shall not, and shall procure that the Corporate Guarantor and the Existing Charterer shall not, use, cause or permit the Ships to be used in a way that would result in a violation of Sanctions (including, without limitation, the implementation and interpretation of the provisions of Article 3n of Council Regulation (E.U.) No 833/2014 and US Executive Order 14071 and Determinations thereunder (the "Russian Price Cap Framework"), in each case related to the maritime transportation of oil or petroleum products of Russian Federation origin or exported from Russia ("Russian Oil Products")) by them, any Existing Charterer, charterer, Creditor Party or, to the best of their knowledge, any sub-charterer or shipper.

14.20 Specific Price Cap Undertaking

(a) The Borrowers shall, and shall procure that the Existing Charterer shall, provide to the Agent:

(i) on 31 January and 31 July each year, with reference to the period of six months ending on the preceding 31 December or 30 June an attestation in the form set out in Schedule 8 (Form of Attestation) duly signed by an officer and/or, as applicable, director of each Borrower and the Existing Charterer; and

(ii) on completion of every voyage to a port located in Russia, an attestation from any charterer of a Ship in a form satisfactory to the Lenders that, inter alia, any Russian Oil Products loaded onto any of the Ships during the above-referenced voyage were purchased at or below any applicable cap pursuant to the Russian Price Cap Framework.

(b) The Agent shall provide to the Lenders the attestation referred to in paragraph (a) above as soon as practicable after it receives it from the Borrowers and/or the Existing Charterer.

(c) Notwithstanding sub-paragraph (i) of paragraph (a) above, no attestation will be required in the event that a Ship has made no voyages to a port located in Russia within the relevant six-month period described in sub-paragraph (i) of paragraph (a) above provided that the Borrowers shall provide to the Agent, a confirmation in writing that such Ship has made no voyages to a port located in Russia within the relevant six-month period.

15 Security Cover

15.1 Minimum required security cover

Clause 15.2 (Provision of additional security; prepayment) applies if the Agent notifies the Borrowers that the Security Cover Ratio is below:

(a) 120 per cent. as long as the Ships remain subject to the Existing Charters; and

(b) 125 per cent. at all other times.

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15.2 Provision of additional security; prepayment

(a) If the Agent serves a notice on the Borrowers under Clause 15.1 (Minimum required security cover), the Borrowers shall prepay such part (at least) of the Loan as will eliminate the shortfall on or before the date falling 1 month after the date on which the Agent's notice is served under Clause 15.1 (Minimum required security cover) (the "Prepayment Date") unless at least 1 Business Day before the Prepayment Date it has provided, or ensured that a third party has provided, additional security which, in the sole discretion of the Majority Lenders, has a net realisable value at least equal to the shortfall.

(b) In this Clause 15.2 (Provision of additional security; prepayment) "security" means a Security Interest over an asset or assets (whether securing a Borrower's liabilities under the Finance Documents or a guarantee in respect of those liabilities), or a guarantee, letter of credit or other security (including any cash pledged to the Security Trustee) in respect of that Borrower's liabilities under the Finance Documents.

15.3 Requirement for additional documents

The Borrowers shall not be deemed to have complied with Clause 15.2 (Provision of additional security; prepayment) above until the Agent has received in connection with the additional security certified copies of documents of the kinds referred to in paragraphs 3, 4 and 5 of Schedule 3 (Condition Precedent Documents) and such legal opinions in terms acceptable to the Majority Lenders from such lawyers as they may select.

15.4 Valuation of Ship

The market value of a Ship at any date is that shown in a valuation prepared:

(a) as at a date not more than 30 days previously;

(b) by an Approved Broker selected by the Borrowers and appointed by the Agent (unless the Borrowers have not nominated an Approved Broker within five Business Days of the Agent's request in which case the Agent will be entitled to select and appoint an Approved Broker);

(c) with or without physical inspection of that Ship (as the Agent may require); and

(d) on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment (as the Agent may require).

15.5 Value of additional security

The net realisable value of any additional security which is provided under Clause 15.1 and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.4 (Valuation of Ship). In the event a Security Interest is granted in favour of the Security Trustee over a dollar cash deposit, such cash shall be valued at par.

15.6 Valuations binding

Any valuation under Clause 15.2 (Provision of additional security; prepayment), 15.4 (Valuation of Ship) or 15.5 (Value of additional security) shall be binding and conclusive as regards the

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Borrowers, as shall be any valuation which the Majority Lenders make of a security which does not consist of or include a Security Interest.

15.7 Provision of information

The Borrowers shall promptly provide the Agent and any Approved Broker or expert acting under Clause 15.4 (Valuation of Ship) or 15.5 (Value of additional security) with any information which the Agent or the Approved Broker or expert may request for the purposes of the valuation; and, if the Borrowers fail to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the Approved Broker or the Majority Lenders (or the expert appointed by them) consider prudent.

15.8 Payment of valuation expenses

Without prejudice to the generality of the Borrowers' obligations under Clauses 20.5 (Costs of negotiation, preparation etc.) and 20.6 (Costs of variations, amendments, enforcement etc.), the Borrowers shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Broker or expert instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause Provided that so long as no Event of Default shall have occurred and is continuing and so long as all valuations of each Ship commissioned by the Agent for the purposes of this Clause 15 (Security Cover) confirm that the Borrowers have satisfied the test in Clause 15.1 (Minimum required security cover), no Borrower shall be obliged to pay the fees and expenses in respect of more than one valuation or (as applicable) one set of valuations of the Ship owned by it in any calendar year.

15.9 Frequency of valuations

The Borrowers acknowledge and agree that the Agent may commission valuation(s) of any Ship at such times as the Agent may reasonably request (including, without limitation, on the occurrence of any breach of obligation under this Agreement, any Finance Document or any other relevant documentation in connection therewith) and, in any event not less than once in any calendar year, on 31 December of the relevant year.

15.10 Release of additional security

If at any time the Security Trustee holds additional security provided under this Clause 15 (Security Cover), the Borrowers may request, at their own cost and expense, the release of such additional security provided that:

(a) the Borrowers can demonstrate to the Agent's satisfaction that the minimum required security cover, disregarding the value of that additional security, is equal to or above the minimum percentage required pursuant to Clause 15.1 (Minimum required security cover) for a consecutive period of no less than 90 days; and

(b) no Event of Default has occurred and is continuing or would result from the release of such additional security.

16 Payments and Calculations

16.1 Currency and method of payments

All payments to be made:

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(a) by the Lenders to the Agent; or

(b) by any Borrower to the Mandated Lead Arranger, the Agent, the Security Trustee or any Lender,

under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(i) by not later than 11.00 a.m. (New York City time) on the due date;

(ii) in same day dollar funds settled through the New York Clearing House Interbank Payments System (or in such other dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(iii) to the account of the Agent, as the Agent may from time to time notify to the Borrowers and the other Creditor Parties; and

(iv) in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrowers and the other Creditor Parties.

16.2 Payment on non-Business Day

If any payment by any Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a) the due date shall be extended to the next succeeding Business Day; or

(b) if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day,

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3 Basis for calculation of periodic payments

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practices.

16.4 Distribution of payments to Creditor Parties

Subject to Clauses 16.5 (Permitted deductions by Agent), 16.6 (Agent only obliged to pay when monies received) and 16.7 (Refund to Agent of monies not received):

(a) any amount received by the Agent under a Finance Document for distribution or remittance to a Lender, a Hedging Bank or the Security Trustee shall be made available by the Agent to that Lender or that Hedging Bank, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender, that Hedging Bank or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

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(b) amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

16.5 Permitted deductions by Agent

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender or a Hedging Bank, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender or that Hedging Bank under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender or that Hedging Bank to pay on demand.

16.6 Agent only obliged to pay when monies received

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrowers or any Lender or any Hedging Bank any sum which the Agent is expecting to receive for remittance or distribution to the Borrowers or that Lender or that Hedging Bank until the Agent has satisfied itself that it has received that sum.

16.7 Refund to Agent of monies not received

If and to the extent that the Agent makes available a sum to the Borrowers or a Lender or any Hedging Bank, without first having received that sum, the Borrowers or (as the case may be) the Lender or the Hedging Bank concerned shall, on demand:

(a) refund the sum in full to the Agent; and

(b) pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8 Agent may assume receipt

Clause 16.7 (Refund to Agent of monies not received) shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9 Creditor Party accounts

Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrowers and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrowers and any Security Party.

16.10 Agent's memorandum account

The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrowers and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrowers and any Security Party.

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16.11 Accounts prima facie evidence

If any accounts maintained under Clauses 16.9 (Creditor Party accounts) and 16.10 (Agent's memorandum account) show an amount to be owing by a Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17 Application of Earnings

17.1 Payment of Earnings and Swap Payments

Each of the Borrowers undertakes with each Creditor Party that, throughout the Security Period (subject only to the provisions of the General Assignment to which it is party):

(a) it shall maintain the Accounts opened in its name (whether individually or jointly) with the Account Bank;

(b) it shall ensure that all Earnings of the Ship owned by it are paid to the Earnings Account for that Ship;

(c) any payments by a Hedging Bank to a Borrower under any Transaction are paid to its Earnings Account attributable to the Advance to which the Transaction relates (as determined by each Hedging Bank and confirmed to the Agent); and

(d) the Minimum Liquidity amounts required to be maintained pursuant to Clause 11.19 (Minimum Liquidity) shall be maintained in the Earnings Accounts.

17.2 Monthly retentions

Each of the Borrowers undertakes with each Creditor Party to ensure that, on and from the date falling one month after the Drawdown Date and at monthly intervals thereafter during the Security Period, there are transferred to its Retention Account out of the Earnings received in its Earnings Account (excluding the Minimum Liquidity Amount standing to the credit of the Earnings Accounts of the Borrowers) during the preceding calendar month:

(a) one-third of the amount of the relevant Repayment Instalment of each Advance falling due under Clause 8.1 (Amount of repayment instalments) on the next Repayment Date of that Advance; and

(b) the relevant fraction of the aggregate amount of interest on the relevant Advance which is payable on the next due date for payment of interest under this Agreement,

and the Borrowers irrevocably authorise the Agent to make those transfers if the Borrowers fail to do so.

The "relevant fraction", in relation to paragraph (b), is a fraction of which the numerator is 1 and the denominator the number of months comprised in the then current Interest Period (or, if the current Interest Period in respect of an Advance ends after the next due date for payment of interest under this Agreement, the number of months from the later of the commencement of the current Interest Period in respect of that Advance or the last due date for payment of interest to the next due date for payment of interest in respect of that Advance under this Agreement).

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17.3 Shortfall in Earnings

If the aggregate Earnings received in an Earnings Account are insufficient at any time for the required amount to be transferred to the relevant Retention Account under Clause 17.2 (Monthly retentions), the relevant Borrower shall immediately pay the amount of the insufficiency into the relevant Retention Account.

17.4 Application of retentions

Until an Event of Default or a Potential Event of Default occurs, the Agent shall, to the extent there are sufficient funds standing to the credit of a Retention Account, on each Repayment Date in respect of each Advance and on each due date for the payment of interest under this Agreement distribute to the Lenders in accordance with Clause 16.4 (Distribution of payments to Creditor Parties) so much of the then balance on that Retention Account as equals:

(a) the Repayment Instalment due on that Repayment Date relating to that Advance pursuant to Clause 8.1 (Amount of repayment instalments); or

(b) the amount of interest in respect of that Advance payable on that Interest Payment Date,

in discharge of the Borrowers' liability for that Repayment Instalment or that interest in respect of that Advance.

17.5 Application of Earnings

Each Borrower undertakes with the Lenders that money from time to time credited to, or for the time being standing to the credit of, its Earnings Account shall (i) unless and until an Event of Default shall have occurred (whereupon the provisions of Clause 18.1 (Normal order of application) shall be and become applicable) or (ii) unless otherwise agreed in writing between the Borrowers and the Agent, be available for application in the following manner:

(a) in or towards making payments of all amounts due and payable by the Borrowers under this Agreement or any Master Agreement (other than payments of principal and interest);

(b) in or towards satisfaction of all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents;

(c) in or towards satisfaction pro rata of the Loan and any Hedge Exposure which is payable;

(d) in or towards making payments of all fees due to an Approved Manager and thereafter meeting the costs and expenses from time to time incurred by or on behalf of a Borrower in connection with the operation of the Ship owned by it; and

(e) as to any surplus from time to time arising on an Earnings Account following application as aforesaid, to be paid to the Borrower owning that Ship or to whomsoever it may direct.

17.6 Location of account

Each Borrower shall promptly:

(a) comply with any requirement of the Agent as to the location or re‑location of its Earnings Account or its Retention Account; and

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(b) execute any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Accounts.

17.7 Debits for expenses etc.

The Agent shall be entitled (but not obliged) from time to time to debit the Earnings Accounts without prior notice in order to discharge any amount due and payable under Clause 20 (Fees and Expenses) or 21 (Indemnities) to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clause 20 (Fees and Expenses) or 21 (Indemnities).

17.8 Borrowers' obligations unaffected

The provisions of this Clause 17 (Application of Earnings) (as distinct from a distribution effected under Clause 17.4 (Application of retentions)) do not affect:

(a) the liability of the Borrowers to make payments of principal and interest on the due dates; or

(b) any other liability or obligation of the Borrowers or any Security Party under any Finance Document.

17.9 Restriction on withdrawal

During the Security Period no sum may be withdrawn by a Borrower from its Retention Account.

18 Application of Receipts

18.1 Normal order of application

Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a) FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following proportions:

(i) first, in or towards satisfaction pro rata of all amounts then due and payable to the Agent and the Security Trustee under the Finance Documents other than those amounts referred to at (ii) and (iii) below (including, but without limitation, all amounts payable by any Borrower under Clauses 20 (Fees and Expenses), 21 (Indemnities) and 22 (No Set-off or Tax Deduction) of this Agreement or by any Borrower or any Security Party under any corresponding or similar provision in any other Finance Document);

(ii) secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest due and payable to the Creditor Parties under the Finance Documents (and, for this purpose, the expression "interest" shall include any net amount which any Borrower shall have become liable to pay or deliver under section(s) 9(h) (Interest and Compensation) of any Master Agreement but shall have failed to pay or deliver to the Hedging Banks at the time of application or distribution under this Clause 18); and

(iii) thirdly, in or towards satisfaction pro rata of the Loan and the Hedge Exposure (in the case of the latter, calculated as at the actual Early Termination Date applying to each particular Transaction, or if no such Early Termination Date shall have occurred,

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calculated as if an Early Termination Date occurred on the date of application or distribution hereunder);

(b) SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrowers (or any of them), the Security Parties and the other Creditor Parties, states in its opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the foregoing provisions of this paragraph (a) of Clause 18.1 (Normal order of application);

(c) THIRDLY: any expenses of the Borrowers or the Ships then due and payable;

(d) FOURTHLY: in or towards satisfaction of any amounts representing management fees then due and payable by the Borrowers (or any of them) to an Approved Manager in connection with the Ships; and

(e) FIFTHLY: any surplus shall be paid to the Borrowers (or any of them) or to any other person appearing to be entitled to it.

18.2 Variation of order of application

The Agent may, with the authorisation of the Majority Lenders by notice to the Borrowers, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 18.1 (Normal order of application) either as regards a specified sum or sums or as regards sums in a specified category or categories.

18.3 Notice of variation of order of application

The Agent may give notices under Clause 18.2 (Variation of order of application) from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

18.4 Appropriation rights overridden

This Clause 18 (Application of Receipts) and any notice which the Agent gives under Clause 18.2 (Variation of order of application) shall override any right of appropriation possessed, and any appropriation made, by any Borrower or any Security Party.

19 Events of Default

19.1 Events of Default

An Event of Default occurs if:

(a) the Borrowers or any of them or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document; or

(b) any breach occurs of Clause 9.2 (Waiver of conditions precedent), 10.15 (No money laundering; anti-bribery), 10.18 (Sanctions), 11.2 (Title and negative pledge), 11.3 (No disposal of assets), 11.18 (Sanctions), 11.19 (Minimum Liquidity), 12.2 (Maintenance of status), 12.3 (Negative undertakings), 13.2 (Maintenance of obligatory insurances), 13.3 (Terms of obligatory

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insurances), 14.2 (Ship's name and registration), 14.3 (Repair and Classification), Clause 14.19 (Russian Price Cap Framework Undertaking), 14.20 (Specific Price Cap Undertaking), 15.2 (Provision of additional security; prepayment) or clause 12.3 (negative undertakings) of the Corporate Guarantee; or

(c) any breach by the Borrowers or any of them or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b) above) if, in the opinion of the Majority Lenders, such default is capable of remedy, and such default continues unremedied 14 days after the earlier of (i) written notice from the Agent requesting action to remedy the same and (ii) any Borrower becoming aware of such breach; or

(d) (subject to any applicable grace period specified in the Finance Document) any breach by the Borrowers or any of them or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a), (b) or (c) above); or

(e) any representation, warranty or statement made or repeated by, or by an officer of, any Borrower or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made or repeated; or

(f) any of the following occurs in relation to any Financial Indebtedness of a Relevant Person (for an amount exceeding, in the case of any Relevant Person other than a Borrower $20,000,000 (or the equivalent in any other currency) in aggregate):

(i) any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii) any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default unless the Relevant Person is contesting the declaration of an event of default or of the Financial Indebtedness becoming due and payable in good faith and on substantial grounds by appropriate proceedings and adequate reserves have been set aside for its payment if such proceedings fail; or

(iii) a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv) any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v) any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g) any arrest of a Ship or its detention in the exercise or the purported exercise of any lien or claim unless it is redelivered to the full control of the relevant Borrower within 30 days of such arrest or detention; or

(h) any of the following occurs in relation to a Relevant Person:

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(i) a Relevant Person becomes, in the reasonable opinion of the Lenders, unable to pay its debts as they fall due; or

(ii) any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress which in the case of any Relevant Person other than a Borrower, exceeds a sum of, or sums aggregating, $20,000,000 or more or the equivalent in another currency and such execution, attachment, arrest, sequestration or distress is not withdrawn or discharged within thirty (30) days other than an arrest or detention of a Ship referred to in paragraph (g) of Clause 19.1 (Events of Default); or

(iii) any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv) an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v) any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or likely to become insolvent is made by a Relevant Person or by the directors or officers of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person; or

(vi) a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii) a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the members, partners, shareholders, officers or directors of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that or another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than a Borrower or the Corporate Guarantor which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than 3 months after the commencement of the winding up; or

(viii) an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 60 days of being made or presented, or (bb) within 60 days of the administration notice being given or filed, or the other relevant steps being taken,

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other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix) a Relevant Person or its directors or officers take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x) any meeting of the members, partners, shareholders or directors, or of any committee of the board of directors or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the members, partners, shareholders, directors or such a committee resolve or agree that such an action or step should be taken or should be taken if certain conditions materialise or fail to materialise; or

(xi) in a country other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the reasonable opinion of the Majority Lenders is similar to any of the foregoing; or

(i) any Borrower or any Security Party ceases or suspends carrying on its business or a part of its business which, in the reasonable opinion of the Majority Lenders, is material in the context of this Agreement Provided that no Event of Default will occur under this paragraph (i) if the Security Party is an Approved Manager and the Borrowers replace such Approved Manager by another Approved Manager within 30 days from the date of such event; or

(j) it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i) for any Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii) for the Agent, the Security Trustee or the Lenders to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(k) any official consent necessary to enable any Borrower to own, operate or charter the Ship owned by it or to enable any Borrower or any Security Party to comply with any provision which the Majority Lenders reasonably consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled, unless the relevant Borrower contests any denial, expiration or revocation (other than with respect to a Finance Documents) and on the condition that, in the reasonable opinion of the Majority Lenders (i) there are real prospects of such contest being successfully granted/upheld by the relevant Borrower (ii) such contest being made in good faith; or

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(l) it appears to the Majority Lenders that, without their prior written consent, after the date of this Agreement, there is a Change of Control; or

(m) any provision which the Majority Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(n) the security constituted by a Finance Document is in any way imperilled or in jeopardy;

(o) a Master Agreement is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason except with the consent of the Agent; or

(p) any other event occurs or any other circumstances arise or develop including, without limitation:

(i) a material adverse change in the business, condition (financial or otherwise), operation, state of affairs or prospects of the Corporate Guarantor or the Group; or

(ii) any accident or other event involving any Ship or another vessel owned, chartered or operated by a Relevant Person,

in the light of which the Majority Lenders reasonably consider that there is a significant risk that any Security Party is, or will later become, unable to discharge its liabilities under the Finance Documents as they fall due or the enforceability of any Finance Document may be adversely affected.

19.2 Actions following an Event of Default

On, or at any time after, the occurrence of an Event of Default, which is continuing:

(a) the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i) serve on the Borrowers a notice stating that all or part of the Commitments and all other obligations of each Lender to the Borrowers under this Agreement are terminated; and/or

(ii) serve on the Borrowers a notice stating that all or part of the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii) take any other action which, as a result of the Event of Default or any notice served under sub-paragraph (i) or (ii) above, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b) the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under sub-paragraph (i) or (ii) of paragraph (a) above, the Security Trustee, the Agent, the Hedging Banks and/or the Majority Lenders are entitled to take under any Finance Document or any applicable law.

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19.3 Termination of Commitments

On the service of a notice under sub-paragraph (i) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), the Commitments and all other obligations of each Lender to the Borrowers under this Agreement shall terminate.

19.4 Acceleration of Loan

On the service of a notice under sub-paragraph (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), the Loan, all accrued interest and all other amounts accrued or owing from the Borrowers or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5 Multiple notices; action without notice

The Agent may serve notices under sub-paragraphs (i) and (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default) simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6 Notification of Creditor Parties and Security Parties

The Agent shall send to each Lender, the Security Trustee, the Hedging Banks and each Security Party a copy or the text of any notice which the Agent serves on the Borrowers under Clause 19.2 (Actions following an Event of Default); but the notice shall become effective when it is served on the Borrowers, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrowers or any Security Party with any form of claim or defence.

19.7 Creditor Party's rights unimpaired

Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders or any Hedging Bank under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1 (Interests of Lenders several).

19.8 Exclusion of Creditor Party Liability

No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to the Borrowers or a Security Party:

(a) for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b) as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been caused by the gross negligence or the wilful misconduct of such Creditor Party's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.

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19.9 Relevant Persons

In this Clause 18 (Events of Default), a "Relevant Person" means a Borrower, a Security Party (excluding an Approved Manager), and any company which is a subsidiary of a Security Party (excluding an Approved Manager) or of which any Borrower is a subsidiary.

19.10 Interpretation

In paragraph (f) of Clause 19.1 (Events of Default) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in paragraph (g) of Clause 19.1 (Events of Default) "petition" includes an application.

20 Fees and Expenses

20.1 Agency fee

The Borrowers shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

20.2 Upfront fee

The Borrowers shall pay to the Agent (for the account of each Lender) an upfront fee in the amount and at the times agreed in a Fee Letter.

20.3 Commitment fee

The Borrowers shall pay to the Arranger (for the account of each Lender) a commitment fee in the amount and at the times agreed in a Fee Letter.

20.4 Structuring fee

The Borrowers shall pay to the Arranger (for its own account) a structuring fee in the amount and at the times agreed in a Fee Letter.

20.5 Costs of negotiation, preparation etc.

The Borrowers shall pay to the Agent, within ten calendar days' from its demand, the amount of all documented expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution, printing or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document (including, without limitation, out of pocket expenses, legal fees and any related VAT), even if the transaction is not completed for any reason whatsoever.

20.6 Costs of variations, amendments, enforcement etc.

The Borrowers shall pay to the Agent, within ten calendar days' from its demand, the amount of all documented expenses incurred by a Creditor Party in connection with:

(a) any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made (including, without limitation, any amendment or proposal for an amendment contemplated in Clause 27.4 (Changes to reference rates));

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(b) any consent or waiver by the Lenders, the Majority Lenders, the Hedging Banks or the Creditor Party concerned under or in connection with a Finance Document, or any request for such a consent or waiver;

(c) the valuation of any security provided or offered under Clause 15 (Security Cover) or any other matter relating to such security;

(d) where the Agent, in its absolute opinion, considers that there has been a material change to the insurances in respect of a Ship, the review of the insurances of a Ship pursuant to Clause 13.18 (Review of insurance requirements);

(e) the opinions of the independent insurance consultant referred to in paragraph 9 of Part B, Schedule 3 (Condition Precedent Documents); and

(f) any step taken by any Lender concerned with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.7 Documentary taxes

The Borrowers shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent's demand, fully indemnify each Creditor Party against any liabilities, claims losses and expenses resulting from any failure or delay by the Borrowers to pay such a tax.

20.8 Certification of amounts

A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 (Fees and Expenses) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21 Indemnities

21.1 Indemnities regarding borrowing and repayment of Loan

The Borrowers shall fully indemnify the Agent and each Lender on the Agent's demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a) the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity;

(b) any failure (for whatever reason) by the Borrowers to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrowers on the amount concerned under Clause 5.3 (Default Interest)); and

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(c) the occurrence and/or continuance of an Event of Default and/or the acceleration of repayment of the Loan under Clause 19 (Events of Default),

and in respect of any tax (other than tax on its overall net income or a FATCA Deduction) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2 Miscellaneous indemnities

The Borrowers shall fully indemnify each Creditor Party severally on their respective demands in respect of all claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind ("liability items") which may be made or brought against, or incurred by, a Creditor Party, in any country, in relation to:

(a) any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document; and

(b) any other event, matter or question which occurs or arises at any time during the Security Period and which has any connection with, or any bearing on, any Finance Document, any payment or other transaction relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created (or intended to be created) by a Finance Document, other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the dishonesty or wilful misconduct of the officers or employees of the Creditor Party concerned.

21.3 Extension of indemnities; environmental indemnity

Without prejudice to its generality, Clause 21.2 (Miscellaneous indemnities) covers:

(a) any matter which would be covered by Clause 21.2 (Miscellaneous indemnities) if any of the references in that Clause to a Lender were a reference to the Agent or (as the case may be) to the Security Trustee; and

(b) any liability items which arise, or are asserted, under or in connection with any law relating to safety at sea, pollution or the protection of the environment, the ISM Code, the ISPS Code or any Environmental Law.

21.4 Currency indemnity

If any sum due from a Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(a) making or lodging any claim or proof against a Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b) obtaining an order or judgment from any court or other tribunal; or

(c) enforcing any such order or judgment,

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the Borrowers shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 21.4 (Currency indemnity), the "available rate of exchange" means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 21.4 (Currency indemnity) creates a separate liability of each Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.5 Application to Master Agreement

For the avoidance of doubt, Clause 21.4 does not apply in respect of sums due from the Borrower to a Hedging Bank under or in connection with any Master Agreement as to which sums the provisions of section 8 (Contractual Currency) of that Master Agreement shall apply.

21.6 Certification of amounts

A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 (Indemnities) and which indicates (without necessarily specifying a detailed breakdown of the amounts due) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.7 Sums deemed due to a Lender

For the purposes of this Clause 21 (Indemnities), a sum payable by the Borrowers to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

21.8 Sanctions

(a) The Borrowers shall, within three (3) Business Days of demand by a Creditor Party, indemnify each Creditor Party against any cost, loss or liability incurred by it as a result of any civil penalty or fine against, and all reasonable costs and expenses (including reasonable counsel fees and disbursements) incurred in connection with the defence thereof by, the Agent or any Lender as a result of conduct of the Borrowers or any Security Party or any of their partners, directors, officers, employees, agents or advisors, that violates any Sanctions.

(b) The indemnity in paragraph (a) of Clause 21.8 (Sanctions) above shall cover any losses incurred by each Creditor Party in any jurisdiction arising or asserted under or in connection with any law relating to any Sanctions.

22 No Set-off or Tax Deduction

22.1 No deductions

All amounts due from the Borrowers under a Finance Document shall be paid:

(a) without any form of set‑off, cross-claim or condition; and

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(b) free and clear of any tax deduction except a tax deduction which a Borrower is required by law to make.

22.2 Grossing-up for taxes

If a Borrower is required by law to make a tax deduction from any payment:

(a) that Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b) that Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises; and

(c) the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3 Evidence of payment of taxes

Within 1 month after making any tax deduction, the Borrowers concerned shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4 Exclusion of tax on overall net income

In this Clause 22 (No Set-off or Tax Deduction) "tax deduction" means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party's overall net income or a FATCA Deduction.

22.5 Application to Master Agreement

For the avoidance of doubt, Clause 22 does not apply in respect of sums due from the Borrowers to a Hedging Bank under or in connection with any Master Agreement as to which sums the provisions of section 2(d) (Deduction or Withholding for Tax) of that Master Agreement shall apply.

22.6 FATCA information

(a) Subject to paragraph (c) below, each party to the Finance Documents shall, within 5 Business Days of a reasonable request by another party to the Finance Documents:

(i) confirm to that other party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party's compliance with FATCA; and

(iii) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any other law, regulation or exchange of information regime;

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(b) if a party to any Finance Document confirms to another party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly;

(c) paragraph (a) above shall not oblige any Creditor Party, and sub-paragraph (iii) of paragraph (a) above shall not oblige any other party to a Finance Document, to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality;

(d) if a party to any Finance Document fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraph (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

(e) If a Borrower is or becomes a US Tax Obligor or a FATCA FFI, it shall as soon as reasonably practicable inform the Agent of the same;

(f) Where the Agent reasonably believes that its obligations under FATCA require it, the relevant Borrower or the relevant Security Party shall provide the Agent, upon request, with a W-8 BEN-E form (or any successor form) or any other forms or documentation the Agent may reasonably require, as soon as reasonably practicable. The Agent shall not be liable for any action which it takes or refrains from taking under or in connection with this paragraph (f);

(g) If a Borrower is or becomes a US Tax Obligor or a FATCA FFI, or where the Agent reasonably believes that its obligations under FATCA require it, each Creditor Party shall, within 10 Business Days of the date of a request from the Agent supply to the Agent:

(i) a withholding certificate on Form W-8 or Form W-9 (or any successor form) (as applicable); and/or

(ii) any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Creditor Party under FATCA,

the Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Creditor Party pursuant to this paragraph (g) to that Borrower or the relevant Security Party and shall be entitled to rely on any such withholding certificate, withholding statement, documentation, authorisations and waivers provided without further verification. The Agent shall not be liable for any action which it takes or refrains from taking under or in connection with this paragraph (g); and

(h) The Borrowers, each Security Party and each Creditor Party agrees that if any withholding certificate, withholding statement, documentation, authorisations and waivers provided to the Agent pursuant to paragraphs (f) to (g) above is or becomes materially inaccurate or incomplete, it shall promptly update such withholding certificate, withholding statement,

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documentation, authorisations and waivers or promptly notify the Agent in writing of its legal inability to do so. The Agent shall, if applicable, provide any such updated withholding certificate, withholding statement, documentation, authorisations and waivers to the Borrowers or the relevant Security Party. The Agent shall not be liable for any action which it takes or refrains from taking under or in connection with this paragraph (h).

22.7 FATCA Deduction

(a) Each party to a Finance Document may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and shall not be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b) Each party to a Finance Document shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the party to a Finance Document to whom it is making the payment and, in addition, shall notify the Borrowers and the Agent and the Agent shall notify the other Creditor Parties.

23 Illegality, etc

23.1 Illegality

This Clause 23 (Illegality, etc) applies if a Lender (the "Notifying Lender") notifies the Agent that it has become, or will with effect from a specified date, become for that Lender or any affiliate of that Lender:

(a) unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b) contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

23.2 Notification of illegality

The Agent shall promptly notify the Borrowers, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 (Illegality) which the Agent receives from the Notifying Lender.

23.3 Prepayment; termination of Commitment

On the Agent notifying the Borrowers under Clause 23.2 (Notification of illegality), the Notifying Lender's Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender's notice under Clause 23.1 (Illegality) as the date on which the notified event would become effective the Borrowers shall prepay the Notifying Lender's Contribution in accordance with Clause 8 (Repayment and Prepayment).

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24 Increased Costs

24.1 Increased costs

(a) Each Borrower shall, within 3 Business Days of a demand by the Agent, pay for the account of a Creditor Party the amount of any Increased Costs incurred by that Creditor Party or any of its affiliates as a result of:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii) compliance with any law or regulation made,

after the date of this Agreement.

(b) In this Agreement, "Increased Costs" means:

(i) a reduction in the rate of return from the Loan or on a Creditor Party's (or its affiliate's) overall capital;

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Creditor Party or any of its affiliates to the extent that it is attributable to that Creditor Party having entered into its Commitment or funding or performing its obligations under any Finance Document and, for the avoidance of doubt, includes any Increased Costs incurred or suffered by a Creditor Party or any of its affiliates as a result of or with connection to Basel III, CRD IV or CRR, but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (aa) (or a parent company of it) or (bb) an item covered by the indemnity for tax in Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) or by Clause 22 (No Set-off or Tax Deduction) or (cc) a FATCA Deduction.

24.2 Increased cost claims

(a) A Creditor Party (the "Notifying Lender") intending to make a claim pursuant to Clause 24.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b) Each Creditor Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

24.3 Notification to Borrowers of claim for increased costs

The Agent shall promptly notify the Borrowers and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.2 (Increased cost claims).

24.4 Payment of increased costs

The Borrowers shall pay to the Agent, on the Agent's demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrowers that the

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Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.5 Notice of prepayment

If the Borrowers are not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.4 (Payment of increased costs), the Borrowers may give the Agent not less than 15 days' notice of their intention to prepay the Notifying Lender's Contribution at the end of an Interest Period and/or to cancel the Notifying Lender's Available Commitment.

24.6 Prepayment; termination of Commitment

A notice under Clause 24.5 (Notice of prepayment) shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrowers' notice of intended prepayment; and:

(a) on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b) on the date specified in its notice of intended prepayment, the Borrowers shall prepay (without premium or penalty) the Notifying Lender's Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

24.7 Application of prepayment

Clause 8 (Repayment and Prepayment) shall apply in relation to the prepayment.

25 Set-off

25.1 Application of credit balances

Each Creditor Party may without prior notice:

(a) apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of a Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from that Borrower to that Creditor Party under any of the Finance Documents; and

(b) for that purpose:

(i) break, or alter the maturity of, all or any part of a deposit of that Borrower;

(ii) convert or translate all or any part of a deposit or other credit balance into dollars; and

(iii) enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2 Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

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25.3 Sums deemed due to a Lender

For the purposes of this Clause 25 (Set-off), a sum payable by the Borrowers to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4 No Security Interest

This Clause 25 (Set-off) gives the Creditor Parties a contractual right of set off only and does not create any equitable charge or other Security Interest over any credit balance of any Borrower.

26 Transfers and Changes in Lending Offices

26.1 Transfer by Borrowers

No Borrower may, without the consent of the Agent, given on the instructions of all the Lenders:

(a) transfer any of its rights or obligations under any Finance Document; or

(b) enter into any merger, de-merger or other reorganisation, or carry out any other act, as a result of which any of its rights or liabilities would vest in, or pass to, another person.

26.2 Transfer by a Lender

(a) Subject to Clause 26.4 (Effective Date of Transfer Certificate), a Lender (the "Transferor Lender") may at any time, without the prior written consent of the Borrowers (but with a 15 days' prior notice), transfer and/or assign:

(i) its rights in respect of all or part of its Contribution; or

(ii) its obligations in respect of all or part of its Commitment; or

(iii) a combination of (i) and (ii),

to another Lender, another branch, subsidiary or affiliate of a Lender, another first class international bank or financial institution, any member of the European System of Central Banks, a trust/fund managed by a Lender or an affiliate of a Lender, or to any (re)insurers and insurance companies or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in shipping loans, securities or other financial assets (a "Transferee Lender") by delivering to the Agent a completed certificate in the form set out in Schedule 4 (Transfer Certificate) with any modifications approved or required by the Agent (a "Transfer Certificate") executed by the Transferor Lender and the Transferee Lender.

However, any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Deed.

26.3 Transfer Certificate, delivery and notification

As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

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(a) sign the Transfer Certificate on behalf of itself, each Borrower, the Security Parties, the Security Trustee and each of the other Lenders and the Hedging Banks;

(b) on behalf of the Transferee Lender, send to each Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c) send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above,

provided that the Agent is satisfied that the Transferee Lender has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such Transferee Lender.

26.4 Effective Date of Transfer Certificate

A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 (Transfer Certificate, delivery and notification) on or before that date.

26.5 No transfer without Transfer Certificate

No assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, any Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6 Lender re-organisation; waiver of Transfer Certificate

However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the "successor"), the Agent may, if it sees fit, by notice to the successor and the Borrowers and the Security Trustee waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent's notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

26.7 Effect of Transfer Certificate

A Transfer Certificate takes effect in accordance with English law as follows:

(a) to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which the Borrowers or any Security Party had against the Transferor Lender;

(b) the Transferor Lender's Commitment is discharged to the extent specified in the Transfer Certificate;

(c) the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d) the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro‑rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions

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(other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e) any part of the Loan which the Transferee Lender advances after the Transfer Certificate's effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor's title and any rights or equities of any Borrower or any Security Party against the Transferor Lender had not existed;

(f) the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 7.2 (Market disruption) and Clause 20 (Fees and Expenses), and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g) in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of any Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross‑claim.

26.8 Maintenance of register of Lenders

During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4 (Effective Date of Transfer Certificate)) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrowers during normal banking hours, subject to receiving at least 3 Business Days prior notice.

26.9 Reliance on register of Lenders

The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10 Authorisation of Agent to sign Transfer Certificates

The Borrowers, the Security Trustee and each Lender and each Hedging Bank irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

26.11 Registration fee

In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $3,000 (and all costs, fees and expenses incidental to the transfer (including, but not limited to legal fees and expenses)) from the Transferor Lender or (at the Agent's option) the Transferee Lender.

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26.12 Sub-participation; subrogation assignment

A Lender may sub‑participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to, the Borrowers, any Security Party, the Agent or the Security Trustee; and the Lenders may assign, in any manner and terms, all or any part of those rights to an insurer or surety who has become subrogated to them.

26.13 Disclosure of information

Subject to Clause 26.4 (Effective Date of Transfer Certificate), a Lender may, disclose to a potential Transferee Lender or, to any sub‑participant any information which the Lender has received in relation to the Borrowers, any Security Party or their affairs under or in connection with any Finance Document, unless the information is clearly of a confidential nature only after a potential Transferee Lender or any sub‑participant to whom disclosure is made agrees to be bound by the terms of the confidentiality undertaking in this Clause 26.13 (Disclosure of information) by way of a confidentiality agreement in a form recommended by the LMA from time to time or acceptable to the Borrowers.

The Borrowers agree that the terms and conditions of this Agreement shall remain confidential and shall not, or shall procure that the Corporate Guarantor shall not, disclose (whether, without limitation, in writing or orally) to third parties (other than any disclosure to the Corporate Guarantor's unitholders, officers, employees or professional advisers provided that the person to whom disclosure is made agrees to be bound by the terms of the confidentiality undertaking in this Clause 26.13 (Disclosure of information) any information required to be disclosed by law, regulation or any governmental or competent regulatory authority (including without limitation, any securities exchange), provided that, to the extent reasonably practicable, the Corporate Guarantor shall inform the Agent on the proposed form, timing, nature and purpose of the disclosure) the existence of this Agreement or the terms and conditions contained herein without the prior written consent of the Lenders.

26.14 Change of lending office

A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a) the date on which the Agent receives the notice; and

(b) the date, if any, specified in the notice as the date on which the change will come into effect.

26.15 Notification

On receiving such a notice, the Agent shall notify the Borrowers and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

26.16 Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 26 (Transfers and Changes in Lending Offices), each Lender may without consulting with or obtaining consent from any Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

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(a) any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b) in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities;

except that no such charge, assignment or Security Interest shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by the Borrowers or any Security Party other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

26.17 Additional Hedging Banks

(a) The Borrowers or a Lender may request that a Lender becomes an Additional Hedging Bank, with the prior approval of the Agent and (in the case of a request by a Lender) the Borrowers, by delivering to the Agent a duly executed Hedging Bank Accession Letter.

(b) The relevant Lender will become an Additional Hedging Bank when (i) the Agent enters into the relevant Hedging Bank Accession Letter and (ii) each Borrower has entered into any supplemental documentation and/or addenda to each Mortgage as reasonably required by the Agent (which such Borrower shall do upon the Agent's request).

26.18 Change of Hedging Bank

A Hedging Bank (the "Existing Hedging Bank") may (in accordance with the terms of the relevant Master Agreement and subject to any consent required under that Master Agreement and paragraph (c) of Clause 8.12 (Transactions under the Master Agreement)), transfer by novation any of its rights and obligations in respect of any Master Agreement to which it is a party if any transferee (the "New Hedging Bank") has (if not already a Party as a Hedging Bank) acceded to this Agreement pursuant to Clause 26.17 (Additional Hedging Banks) as a Hedging Bank.

26.19 Conditions of transfer

Each New Hedging Bank, by executing the Hedging Bank Accession Letter, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the Existing Hedging Bank in accordance with this Agreement on or prior to the date on which the transfer becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Hedging Bank would have been had it remained a Hedging Bank.

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26.20 Limitation of responsibility of Hedging Bank

(a) Unless expressly agreed to the contrary, an Existing Hedging Bank makes no representation or warranty and assumes no responsibility to a New Hedging Bank for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, any other documents or any Security Interest created or evidenced or expressed to be created or evidenced under such Finance Documents;

(ii) the financial condition of any Borrower or Security Party;

(iii) the performance and observance by any Borrower or Security Party of its obligations under the Finance Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Hedging Bank confirms to the Existing Hedging Bank and the other Creditor Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each of the Borrowers and the Security Parties and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Hedging Bank or any other Creditor Party in connection with any Finance Document or any Security Interest created or evidenced or expressed to be created or evidenced under any Finance Document; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each of the Borrowers and the Security Parties and each of their related entities throughout the Security Period.

(c) Nothing in any Finance Document obliges an Existing Hedging Bank to:

(i) accept a re-transfer from a New Hedging Bank of any of the rights and obligations transferred under this Clause 26 (Transfers and Changes in Lending Offices); or

(ii) support any losses directly or indirectly incurred by the New Hedging Bank by reason of the non-performance by any Borrower or Security Party of its obligations under the Finance Documents or otherwise.

27 Variations and Waivers by majority lenders

27.1 Variations, waivers etc. by Lenders

Subject to Clause 27.2 (Variations, waivers etc. requiring agreement of all Lenders), a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party's rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrowers, by the Agent on behalf of the Majority Lenders, by the Agent and the Security Trustee in their own rights, and, if the

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document relates to a Finance Document to which a Security Party is party, by that Security Party.

27.2 Variations, waivers etc. requiring agreement of all Lenders

Subject to Clause 27.4 (Changes to reference rates), as regards the following, Clause 27.1 (Variations, waivers etc. by Lenders) applies as if the words "by the Agent on behalf of the Majority Lenders" were replaced by the words "by or on behalf of every Lender and every Hedging":

(a) a reduction in the Margin;

(b) a postponement to the date for, or a reduction in the amount of, any payment of principal, interest, fees or other sum payable under this Agreement;

(c) an increase in any Lender's Commitment;

(d) a change to the definition of "Majority Lenders";

(e) a change to Clause 3 (Position of the Lenders) or this Clause 27 (Variations and Waivers by majority lenders);

(f) any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document; and

(g) any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender's consent is required.

27.3 Exclusion of other or implied variations

Except for a document which satisfies the requirements of Clauses 27.1 (Variations, waivers etc. by Lenders) and 27.2 (Variations, waivers etc. requiring agreement of all Lenders), no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a) a provision of this Agreement or another Finance Document; or

(b) an Event of Default; or

(c) a breach by a Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d) any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4 Changes to reference rates

(a) Any amendment or waiver which relates to:

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(i) providing for the use of a Replacement Reference Rate in place of (or in addition to) that Published Rate; and

(ii)

(A) aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B) enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C) implementing market conventions applicable to that Replacement Reference Rate;

(D) providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b) If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within five Business Days (or such longer time period in relation to any request which the Borrowers and the Agent may agree) of that request being made:

(i) its Commitment or its participation in the Loan (as the case may be) shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan (as applicable) when ascertaining whether any relevant percentage of Total Commitments or the aggregate of participations in the Loan (as applicable) has been obtained to approve that request; and

(ii) its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

(c) In this Clause 27.4:

"Published Rate" means:

(a) SOFR; or

(b) Term SOFR for any Quoted Tenor.

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"Quoted Tenor" means, in relation to Term SOFR, any period for which that rate is customarily displayed on the relevant page or screen of an information service.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(a) formally designated, nominated or recommended as the replacement for a Published Rate by:

(i) the administrator of that Published Rate; or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under paragraph (ii) above;

(b) in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to a Published Rate; or

(c) in the opinion of the Majority Lenders and the Borrowers, an appropriate successor or alternative to a Published Rate.

28 Notices

28.1 General

Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2 Addresses for communications

A notice shall be sent:

(a) to a Borrower c/o Navios Shipmanagement Inc.

and a Hedge Guarantor: 85 Akti Miaouli

Piraeus 185 38

Greece

Tel: +30 210 417 2050

Fax: +30 210 417 2070

E-mail: vpapaefthymiou@Navios.com; legal_corp@Navios.com,

for the attention of: Vassiliki Papaefthymiou

(b) to a Lender: At the address below its name in Schedule 1 or (as the case

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may require) in the relevant Transfer Certificate.

(c) to a Hedging Bank: At the address below its name in Schedule 1 or (as the case may require) in the relevant Transfer Certificate.

(d) to the Mandated Lead Arranger: Crédit Agricole Corporate and Investment Bank

12, place des Etats-Unis
CS 70052

92547 Montrouge Cedex
France

E-mail: clementine.costil@ca-cib.com;

romy.roussel@ca-cib.com;

soumaya.anouar@ca-cib.com,

Copy: nicoletta.panayiotopoulos@ca-cib.com; george.gkanasoulis@ca-cib.com;

aristea.thanasoula@ca-cib.com,

(e) to the Agent and the Crédit Agricole Corporate and Investment Bank

Security Trustee: 12, place des Etats-Unis
CS 70052

92547 Montrouge Cedex
France

E-mail: clementine.costil@ca-cib.com;

romy.roussel@ca-cib.com;

soumaya.anouar@ca-cib.com,

Copy: nicoletta.panayiotopoulos@ca-cib.com; george.gkanasoulis@ca-cib.com;

aristea.thanasoula@ca-cib.com,

(f) to the Account Bank: Crédit Agricole Corporate and Investment Bank

12, place des Etats-Unis

CS 70052

92547 Montrouge Cedex

France

E-mail: clementine.costil@ca-cib.com;

romy.roussel@ca-cib.com;

soumaya.anouar@ca-cib.com,

Copy: nicoletta.panayiotopoulos@ca-cib.com;

george.gkanasoulis@ca-cib.com;

aristea.thanasoula@ca-cib.com,

or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrowers, the Lenders and the Security Parties.

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28.3 Effective date of notices

Subject to Clauses 28.4 (Service outside business hours) and 28.5 (Illegible notices):

(a) a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered; and

(b) a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4 Service outside business hours

However, if under Clause 28.3 (Effective date of notices) a notice would be deemed to be served:

(a) on a day which is not a business day in the place of receipt; or

(b) on such a business day, but after 5 p.m. local time,

the notice shall (subject to Clause 28.5 (Illegible notices)) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5 Illegible notices

Clauses 28.3 (Effective date of notices) and 28.4 (Service outside business hours) do not apply if the recipient of a notice notifies the sender within 1 hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6 Valid notices

A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a) the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b) in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7 English language

Any notice under or in connection with a Finance Document shall be in English.

28.8 Meaning of "notice"

In this Clause "notice" includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

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29 Supplemental

29.1 Rights cumulative, non-exclusive

The rights and remedies which the Finance Documents give to each Creditor Party are:

(a) cumulative;

(b) may be exercised as often as appears expedient; and

(c) shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

29.2 Severability of provisions

If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

29.3 Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

29.4 Waiver of Banking Secrecy

The Borrowers hereby irrevocably authorise and give consent to the Agent and, each of its affiliates, and their respective subsidiaries, branches and representative offices and their respective directors, officers, employees and agents (the "Authorised Persons" and each an "Authorised Person"), to disclose and transmit to the Applicable Persons, whether orally, in writing or by any other means, information and documents which relates to, or are connected with, the Borrowers, their beneficial owner, any other member of the Group, their business, dealings or assets (the "Information"), from time to time and to the extent that the Authorised Person deems such disclosure or transmission to be necessary or desirable for or incidental to the carrying out of its duties, obligations, commitments and activities whether arising under contract or by operation of law and/or consolidated supervision and risk management policy, to the extent that the Information is covered by banking secrecy under any applicable law in general and French banking secrecy rules in particular and/or:

(a) necessary or desirable for the purposes of its internal cross-selling enabling the Borrowers and/or any other member of the Group to benefit from the Agent's or any other Authorised Person's business activities; and/or

(b) necessary or desirable to insure a risk related to the Borrowers and/or any other member of the Group; and/or

(c) necessary or desirable to syndicate a risk related to the Borrowers and/or any other member of the Group; and/or

(d) necessary or desirable to securitise a risk related to the Borrowers and/or any other member of the Group; and/or

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(e) necessary or desirable to open an account or to start a business relation with the Agent's or any other Authorised Person's parent company or any of its subsidiaries or branches.

In this Clause 29.4 (Waiver of Banking Secrecy), "Applicable Person" means any or all of the following persons:

(i) any authority or person against which, pursuant to any applicable law, administrative order or court ruling, banking secrecy may not be validly asserted by an Authorised Person;

(ii) the Agent's or any other Authorised Person's parent company, any of its subsidiaries, branches or representative offices;

(iii) any rating agency, auditor, insurance and reinsurance company, broker or professional adviser, to the extent such entity or person is bound by a statutory or contractual duty of confidentiality;

(iv) any financial institution and institutional or other investor who is or might be involved in securitisation schemes, hedging agreements, participations, credit derivatives or any other risk transfer or sharing arrangements, including, inter alia, a bank and/or other financial institution's participation in, or syndication in respect of, the Loan;

(v) any potential assignee or transferee or person who has entered into or is proposing to enter into contractual arrangements with the Authorised Person in relation to a Borrower; and

(vi) any external computer services provider, for the purpose of maintenance or repair of the Agent's or any other Authorised Person's computer systems and date provided that such external computer services provider is bound by the confidentiality policy of Crédit Agricole Corporate and Investment Bank.

29.5 Counterparts

A Finance Document may be executed in any number of counterparts.

30 Confidentiality

30.1 Confidential Information

Each Creditor Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clauses 30.2 (Disclosure of Confidential Information) and 30.3 (Disclosure to numbering service providers) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information taking also into account the public nature of the Corporate Guarantor.

30.2 Disclosure of Confidential Information

Any Creditor Party may disclose:

(a) to any of its affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, reinsurers, brokers, insurance brokers, reinsurance brokers, partners and Representatives such Confidential Information as that Creditor Party

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shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person's affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Borrowers and/or any Security Party and to any of that person's affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by any Creditor Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii) to whom or for whose benefit that Creditor Party charges, assigns or otherwise creates a Security Interest (or may do so) pursuant to Clause 26.16 (Security over Lenders' rights), including to a federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) to (or through) whom it creates Security Interest pursuant to Clause 26.16 (Security over Lenders' rights) and any federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) may disclose such Confidential Information to a third party to whom it transfers (or may potentially transfer) rights under the Finance Documents or the securities issued by the special purpose vehicle in connection with the enforcement of such Security Interest;

(viii) who is a party to a Finance Document, a member of the Group or any related entity of the Borrowers or any Security Party; or

(ix) with the consent of the Borrowers;

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in each case, such Confidential Information as that Creditor Party shall consider appropriate if:

(A) in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Creditor Party, it is not practicable so to do in the circumstances;

(c) to any person appointed by that Creditor Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the relevant Creditor Party; and

(d) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Borrowers and/or the Security Parties.

30.3 Disclosure to numbering service providers

(a) Any Creditor Party may disclose to any national or international numbering service provider appointed by that Creditor Party to provide identification numbering services in respect of this Agreement, the Loan and/or the Borrowers and/or the Security Parties the following information:

(i) names of the Borrowers and the Security Parties;

(ii) country of domicile of the Borrowers and the Security Parties;

(iii) place of incorporation of the Borrowers and the Security Parties;

(iv) date of this Agreement;

(v) governing law;

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(vi) the name of the Agent;

(vii) date of each amendment and restatement of this Agreement;

(viii) amount of the Loan;

(ix) amount of Total Commitments;

(x) currency of the Loan;

(xi) type of facility;

(xii) ranking of facility;

(xiii) final Repayment Date;

(xiv) changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv) such other information agreed between such Creditor Party and the Borrowers,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b) The parties to this Agreement acknowledge and agree that each identification number assigned to this Agreement, the Loan and/or the Borrowers and/or any Security Party by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c) The Borrowers represent that none of the information set out in sub-paragraphs (i) to (xv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d) The Agent shall notify the Borrowers and the other Creditor Parties of:

(i) the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Loan and/or the Borrowers and/or the Security Parties; and

(ii) the number or, as the case may be, numbers assigned to this Agreement, the Loan and/or the Borrowers and/or the Security Parties by such numbering service provider.

30.4 Entire agreement

This Clause 30 (Confidentiality) constitutes the entire agreement between the parties to this Agreement in relation to the obligations of the Creditor Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

30.5 Inside information

Each of the Creditor Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and

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market abuse and each of the Creditor Parties undertakes not to use any Confidential Information for any unlawful purpose.

30.6 Notification of disclosure

Each of the Creditor Parties agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 30.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Clause 30.

30.7 Continuing obligations

The obligations in this Clause 30 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Creditor Party for a period of 12 months from the earlier of:

(a) the date on which all amounts payable by the Borrowers and the Security Parties under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b) the date on which such Creditor Party otherwise ceases to be a Creditor Party.

31 Law and Jurisdiction

31.1 English law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

31.2 Exclusive English jurisdiction

Subject to Clause 31.3 (Choice of forum for the exclusive benefit of the Creditor Parties), the courts of England shall have exclusive jurisdiction to settle any Dispute.

31.3 Choice of forum for the exclusive benefit of the Creditor Parties

Clause 31.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a) to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b) to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

No Borrower shall commence any proceedings in any country other than England in relation to a Dispute.

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31.4 Process agent

Each Borrower irrevocably appoints Hill Dickinson Services (London) Limited at its registered office from time to time, presently at The Broadgate Tower 7th Floor, 20 Primrose Street, London, EC2A 2EW, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

31.5 Creditor Party rights unaffected

Nothing in this Clause 31 (Law and Jurisdiction) shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

31.6 Meaning of "proceedings" and "Dispute"

In this Clause 31 (Law and Jurisdiction), "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Agreement including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement.

32 Bail-In

32.1 Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each party hereto acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

33 Joint and Several Liability

33.1 General

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be several and, if and to the extent consistent with Clause 33.2 (No impairment of Borrowers' obligations), joint.

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33.2 No impairment of Borrowers' obligations

The liabilities and obligations of a Borrower shall not be impaired by:

(a) this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;

(b) any Creditor Party entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;

(c) any Creditor Party releasing any other Borrower or any Security Interest created by a Finance Document; or

(d) any combination of the foregoing.

33.3 Principal debtors

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no Borrower shall in any circumstances be construed to be a surety for the obligations of any other Borrower under this Agreement.

33.4 Subordination

Subject to Clause 33.5 (Borrowers' required action), during the Security Period, no Borrower shall:

(a) claim any amount which may be due to it from any other Borrower whether in respect of a payment made, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or

(b) take or enforce any form of security from any other Borrower for such an amount, or in any other way seek to have recourse in respect of such an amount against any asset of any other Borrower; or

(c) set off such an amount against any sum due from it to any other Borrower; or

(d) prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower or other Security Party; or

(e) exercise or assert any combination of the foregoing.

33.5 Borrowers' required action

If during the Security Period, the Agent, by notice to a Borrower, requires it to take any action referred to in paragraphs (a) to (d) of Clause 33.4 (Subordination), in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Agent's notice.

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34 Guarantee and Indemnity – Hedge Guarantors

34.1 Guarantee and indemnity

Each Hedge Guarantor irrevocably and unconditionally:

(a) guarantees to the Hedging Bank punctual performance by each Borrower of all that Borrower's obligations under the Master Agreements;

(b) undertakes with the Hedging Bank that whenever a Borrower does not pay any amount when due under or in connection with any Master Agreement, that Hedge Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(c) agrees with the Hedging Bank that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Hedging Bank immediately on demand against any cost, loss or liability it incurs as a result of a Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Master Agreement on the date when it would have been due. The amount payable by a Hedge Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors) if the amount claimed had been recoverable on the basis of a guarantee.

34.2 Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Borrower under the Master Agreements, regardless of any intermediate payment or discharge in whole or in part.

34.3 Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Borrower or any security for those obligations or otherwise) is made by the Hedging Bank in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Hedge Guarantor under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

34.4 Waiver of defences

The obligations of each Hedge Guarantor under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors) and in respect of any Finance Documents will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 34.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors) or in respect of any Finance Document (without limitation and whether or not known to it or the Hedging Bank) including:

(a) any time, waiver or consent granted to, or composition with, any Security Party or other person;

(b) the release of any other Security Party or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

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(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Security Party or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Security Party or any other person;

(e) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g) any insolvency or similar proceedings.

34.5 Immediate recourse

Each Hedge Guarantor waives any right it may have of first requiring the Hedging Bank to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Finance Document) before claiming or commencing proceedings under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

34.6 Appropriations

Until all amounts which may be or become payable by the Borrowers under or in connection with the Master Agreements have been irrevocably paid in full, the Hedging Bank may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by the Hedging Bank in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Hedge Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Hedge Guarantor or on account of any Hedge Guarantor's liability under this Clause 34 (Guarantee and Indemnity – Hedge Guarantors).

34.7 Deferral of Hedge Guarantors' rights

All rights which each Hedge Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against any Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Hedging Bank under the Finance Documents and until the end of the Security Period and unless the Agent otherwise directs, no Hedge Guarantor will exercise any rights which it may have (whether in respect of any Finance Document to which it is a party or any other transaction) by reason of performance

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by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 34:

(a) to be indemnified by a Security Party;

(b) to claim any contribution from any third party providing security for, or any other guarantor of, any Security Party's obligations under the Finance Documents;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Hedging Bank under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Hedging Bank;

(d) to bring legal or other proceedings for an order requiring any Security Party to make any payment, or perform any obligation, in respect of which any Hedge Guarantor has given a guarantee, undertaking or indemnity under Clause 34 (Guarantee and Indemnity – Hedge Guarantors);

(e) to exercise any right of set-off against any Security Party; and/or

(f) to claim or prove as a creditor of any Security Party in competition with the Hedging Bank.

If a Hedge Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Hedging Bank by the Security Parties under or in connection with the Finance Documents to be repaid in full on trust for the Hedging Bank and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 16.

34.8 Additional security

This guarantee and any other Security Interest given by a Hedge Guarantor is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security Interest or any other right of recourse now or subsequently held by the Hedging Bank or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

34.9 Applicability of provisions of Guarantee to other Security Interests

Clauses 34.2 (Continuing guarantee), 34.3 (Reinstatement), 34.4 (Waiver of defences), 34.5 (Immediate recourse), 34.6 (Appropriations), 34.7 (Deferral of Hedge Guarantors' rights) and 34.8 (Additional security) shall apply, with any necessary modifications, to any Security Interest which a Hedge Guarantor creates (whether at the time at which it signs this Agreement or at any later time) to secure the Secured Liabilities or any part of it.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

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Execution Pages

BORROWERS

SIGNED by )

as attorney-in-fact ) /s/ Panagiotis Boumpouras

for and on behalf of )

ASTROVALOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: ) /

Witness' address: )

SIGNED by ) /s/ Panagiotis Boumpouras

as attorney-in-fact )

for and on behalf of )

GAVDOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

HEDGE GUARANTORS

SIGNED by )

as attorney-in-fact ) /s/ Panagiotis Boumpouras

for and on behalf of )

ASTROVALOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

104 EUROPE/79618310v6

SIGNED by )

as attorney-in-fact ) /s/ Panagiotis Boumpouras

for and on behalf of )

GAVDOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

LENDERS

SIGNED by ) /s/ Charalampos Kazantzis

duly authorised )

for and on behalf of )

CRÉDIT AGRICOLE CORPORATE )

AND INVESTMENT BANK )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

ORIGINAL HEDGING BANKS

SIGNED by ) /s/ Charalampos Kazantzis

duly authorised )

for and on behalf of )

CRÉDIT AGRICOLE CORPORATE )

AND INVESTMENT BANK )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

105 EUROPE/79618310v6

MANDATED LEAD ARRANGER

SIGNED by )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

CRÉDIT AGRICOLE CORPORATE )

AND INVESTMENT BANK )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

AGENT

SIGNED by )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

CRÉDIT AGRICOLE CORPORATE )

AND INVESTMENT BANK )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

SECURITY TRUSTEE

SIGNED by )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

CRÉDIT AGRICOLE CORPORATE )

AND INVESTMENT BANK )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

106 EUROPE/79618310v6